Offering Memorandum: Part II of Offering Statement
(Exhibit A to Form C)
May 15, 2025

ConsumerDirect, Inc.



2983 Michelson Drive
Irvine, CA 92612
http://consumerdirect.com

Up to $4,999,999.95 of Series B Non-Voting Common Stock at $0.33 Per Share
Minimum Target Amount: $20,000.31 totaling 60,607 Shares

ConsumerDirect, Inc., a Nevada corporation incorporated on August 6, 2003 ("ConsumerDirect", the "Company", "we", "us", "Issuer", or "our"), is offering up to 15,151,515 shares* of its Series B Non-Voting Common Stock, par value $0.001 per share (the "Securities" or "Shares") for a total offering of up to $4,999,999.95 (the "Maximum Amount") under Regulation CF (the "Offering"). Purchasers of Shares are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is 60,607 Shares and $20,000.31 (the "Target Amount"). This Offering is being conducted on a best-efforts basis, and the Company must reach its Target Amount by September 30, 2025 (the "Target Date").

* The maximum number of Shares issued may be higher to account for Bonus Shares. See Perks info below.

Unless the Company raises at least the Target Amount under this Regulation CF Offering by the Target Date, no Shares will be sold in this Offering, the investment commitments will be cancelled, and committed funds will be returned to Investors. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct multiple closings, provided that the Offering has been posted for at least 21 days and that Investors who have committed funds will be provided notice five business days prior to the closing.

The minimum amount of Shares that can be purchased is $1,000.23 per Investor (representing 3,031 Shares), at a price per Share of $0.33, provided that the Company may waive the per-Investor minimum in its sole and absolute discretion. The offer made herein is subject to modification or withdrawal at any time.

Investment commitments may be accepted or rejected by the Company in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Shares at any time and for any reason. Any investment in this Offering must be completed through our intermediary, DealMaker Securities LLC (the "Intermediary"). The Securities and Exchange Commission file (the "SEC") number of the Intermediary is 008-70756, CIK 0001872856, and the Central Registration Depository number is 315324. All committed funds will be held in escrow with Enterprise Bank & Trust (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary can reject any investment commitment and may cancel or rescind the Company's offer to sell the Shares at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements which are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial

condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "might," "should," "would," "can have," "could," "likely," "outlook," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

If we become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we intend to take advantage of the provisions that relate to "Emerging Growth Companies under the Jumpstart Our Business Startups Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

PERKS / BONUS SHARES

Amount Invested	When Investment Closes	
	Tier 1 First 30 Days of Offering	Tier 2 Thereafter
At least $1,000	5% Bonus Shares	No Bonus

$2,500 to $4,999.99	7% Bonus Shares	4% Bonus Shares
$5,000 to $9,999.99	9% Bonus Shares	6% Bonus Shares
Over $10,000	11% Bonus Shares	8% Bonus Shares
First 200 Investors Regardless of Investment Amount	An additional 3% Bonus Shares in addition to the above Bonus Shares	N/A

NOTE – an investor will be eligible for only one bonus level per investment. With the exception of the Early Bonus, bonuses are not cumulative or stackable, and an investor will receive only the highest level of bonus shares for which the investment is eligible (plus Early Bonus shares, if applicable). Bonus Shares will be issued simultaneously with the issuance of Shares purchased in the Offering and will be the same class of shares and subject to all of the same terms and conditions as the Shares purchased in the Offering.

"Investment Closes" means the investor has signed, funded, passed all compliance requirements, has been accepted by the Company, and funds have been released from escrow to the Company.

Time-based Perks begin on the day this Offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date for Tier 1. Tier 2 begins at the end of Tier 1.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Shares only in jurisdictions where such offers and sales are permitted. You should assume the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of the sale of any Shares in connection with this Offering. The Company's business, financial condition, results or operations, or prospects may have changed since the date of this Form C.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily incomplete and selective. Any such summaries are qualified in their entirety by the actual agreement or document to which it refers. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Questions and answers may only be communicated through our Offering landing page on the Intermediary's website.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

BUSINESS

Company Overview

ConsumerDirect, Inc. (“ConsumerDirect” or the "Company") is a C Corporation organized under the laws of the state of Nevada. The Company is headquartered at 2983 Michelson Dr., Irvine, CA 92612, United States. As of May 1, 2025, the Company has approximately 100 employees.

ConsumerDirect operates in the financial services industry, offering a comprehensive financial platform to empower individuals in managing their credit, money, and privacy.

The Company's business model revolves around a partner-to-consumer subscription model (B2B2C) approach, co-branding and white-labeling its platform to over 3,800+ active commissionable monthly partners and growing, fostering long-term relationships and resulting in positive net partner retention. ConsumerDirect's mission is to provide powerful tools for individuals to achieve their financial potential. The platform integrates unique and patented technologies with a focus on helping consumers control their credit, money, and privacy. ConsumerDirect is a financial technology company that provides innovative solutions to be the one-stop shop for consumers to manage their credit, money, privacy and lending. We operate through a dual revenue stream model, selling into both direct-to-consumer (D2C) and B2B2C markets. This diversified approach allows us to generate recurring revenue while scaling our impact across multiple financial ecosystems.

ConsumerDirect's products and services, including features like ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, all enhanced with the Company’s artificial intelligence called Max AI, are designed to maximize credit scores and provide financial education. The Company's offerings are accessible to over approximately 300,000+ net active monthly subscribers.

The Company's Addressable Markets, Performance and Scalability

Massive Market Need: Over 92 million borrowers can qualify for better financial products using the right tools. We provide tools to help consumers control their future scores & qualify for better rates.

Proven Performance: ~$102 million of gross revenue in 2024, 300,000+ net active monthly subscribers, and consistent profitability.

Scalable Business Model: 518% gross revenue growth since 2019, resulting in over 3,800+ active commissionable monthly partners and growing, fostering long-term relationships and resulting in positive net partner retention.

The Company holds 22 granted patents and multiple registered trademarks to help give it a unique position in the marketplace.

Industry

ConsumerDirect operates within the evolving U.S. financial services landscape, focusing on credit score accessibility and consumer financial empowerment.

As of 2024, the Total Addressable Market (TAM) includes approximately 109.8 million adults in the U.S. who are seeking new credit. Within that, the Serviceable Available Market (SAM) consists of 23.5 million individuals hindered by lower credit scores—a segment that is poised to grow due to rising delinquency rates, tighter lending standards, and economic uncertainty.

ConsumerDirect currently serves 300,000+ net active monthly subscribers, representing 0.08% of the TAM and 1.20% of the SAM, highlighting substantial room for growth. The Company is well-positioned to capitalize on this market gap by offering solutions that help consumers understand and address credit mispricing, access personalized financial insights, and improve their overall financial health. Through its commitment to transparency, innovation, and consumer advocacy, the Company aims to expand its share within this critical and growing segment of the financial services industry.

Competitors

ConsumerDirect faces competition in the financial services market, with notable competitors including Experian, Equifax, TransUnion, and Credit Karma. Experian, as the industry leader, poses primary competition, while Equifax and TransUnion hold significant market share, particularly in credit reporting services. We are also a customer of Experian, TransUnion, and Equifax, utilizing their services as part of our business operations. Credit Karma, with its comprehensive approach to credit and financial wellness, is also a direct competitor of similar size and development.

Despite a competitive landscape, we believe ConsumerDirect distinguishes itself in the financial services industry by offering a comprehensive financial platform with unique features such as ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, all enhanced with the Company's artificial intelligence called Max AI. The Company's strategic B2B2C model, co-branding and white-labeling its platform to over 3,800+ active commissionable monthly partners and growing, diverse revenue stream model, and its mission to empower consumers in their financial journeys, contribute to its differentiated position in the market.

Current Stage and Roadmap

Current Stage

The current development stage of ConsumerDirect reflects a thriving and dynamic company, evidenced by its strong financial performance, innovative product offerings, and strategic partnerships with over 3,800+ active commissionable monthly partners and growing. With proven D2C and B2B2C business models, profitability, and 32% net revenue growth over the past 2 years, the company stands as an established player in the financial services industry.

Future Roadmap
Looking ahead, ConsumerDirect envisions expanding its market reach by connecting consumers to lenders for the best loans and credit offerings through initiatives like myLONA, ramping up D2C marketing, and continuing to scale its privacy platform Hogo. The Company aims to solidify its position by leveraging advanced predictive modeling technology and adapting its platform to meet the evolving needs of consumers in the dynamic financial landscape.

Former Names

Incorporated on August 6, 2003 in Nevada, the Company was formerly known as MyPerfectCredit, Inc., Pathwaydata, Inc., and Platform Technology and Service Corporation, Inc.

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

From December 2023 to March 2024, the Company conducted a Regulation CF offering on StartEngine, pursuant to which it issued 4,785,205 shares of Series B Non-Voting Common Stock for cash proceeds of $506,352.48 net of investor fees, calculated at a valuation of $151.31M. The Company used the proceeds of this offering for working capital and general corporate purposes, which included without limitation product development, marketing, and operational costs.

Beginning concurrently with this Offering, we are engaged in an offering under Regulation D Rule 506(c), pursuant to which we are selling shares of the Company's Series A Voting Common Stock for $0.33 per share. This Rule 506(c) offering also includes bonus share perks that differ from those offered under this Offering. We plan to use the funds raised in the Regulation D offering for working capital and general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Operating Results - 2024 Compared to 2023

Net Revenue

For fiscal year 2024, net revenue reached $93,223,418, up from $84,355,223 in 2023. This ~10.5% increase is largely due to an expanding customer base, enhancements in our B2B2C network, and higher average revenue per user.

Cost of Sales

Cost of revenue for fiscal year 2024 totaled $11,792,157, an increase from $9,992,271 in the previous year. This rise is primarily driven by greater utilization of credit-related services and the expansion of our customer base.

Gross Profit and Gross Profit Margin

Gross profit for 2024 was $81,431,261, compared to $74,362,952 in 2023. The gross profit margin was ~87% in 2024, down from ~88% in 2023. This decrease in gross profit margin is mainly attributable to the increased costs associated with the higher utilization of credit-related services.

Expenses

Total expenses for 2024 amounted to $76,810,628, up from $72,927,447 in 2023. This increase in expenses is linked to higher marketing and variable operational costs due to expanding customer base.

Net Income

Net income for 2024 was $1,915,615, marking an increase from $1,631,888 in 2023. The growth in net income can be attributed to the significant rise in net revenues, which offset the increases in operating and financial expenses.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $4,540,908.00.

Currently, the Company has contemplated additional future sources of capital, including potential lines of credit, strategic partnerships, and capital raises. The Company is also conducting a concurrent offering under Regulation D Rule 506(c), pursuant to which we are selling shares of the Company's Series A Voting Common Stock for $0.33 per share. This Rule 506(c) offering also includes bonus share perks that differ from those offered under this Offering. The terms of any future potential capital raises would be disclosed at the time of such offerings.

Debt

On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender") for $330,736 with an interest rate of 6.33%

per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2024, the remaining outstanding balance was $190,970, of which $107,806 is current.

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and to change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%, and the amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

On June 6, 2024, the Company entered into a third amendment of the line of credit. This amendment converted $8,500,000 to a term loan. The total borrowing base on the line of credit was reduced to $6,000,000, with monthly interest only payments due commencing July 1, 2024, and any remaining principal and interest balance due June 6, 2026. As of December 31, 2024, the remaining outstanding balance was $4,015,000.

During the year ended December 31, 2024, the Company converted $8,500,000 of the outstanding line of credit to a term loan, with quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2024, the remaining outstanding balance was $6,906,250, of which $1,593,750 is current.

As of December 31, 2024, the Company has capital resources available in the form of a line of credit for $1,985,000 from JP Morgan Chase Bank, a receivable from a shareholder in the amount of $6,989,073, and $4,540,908 cash on hand.

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver of as of December 31, 2024.

As of December 31, 2024, the amount available under the line of credit was $1,985,000.

During the year ended December 31, 2022, the Company entered into an equipment line of credit with the same Lender that extended the line of credit. The equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit.

As of December 31, 2024, $150,432 was outstanding on the equipment line of credit.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Bryan Coulter
David Bryan Coulter's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Founder, Chairman of the Board, Chief Executive Officer, President, Treasurer, and Director
- Dates of Service: May 2003 - Present
- Responsibilities: Provides the strategic vision and leadership that drive the company's mission and growth. Sets overall business objectives, guides executive decision-making, and ensures the company's long-term success in alignment with its core values and market opportunities.
- Holds multiple patents in credit optimization and financial technology.

Other business experience in the past three years:

- Title: Board Member, Emerson Maintenance Association
- Dates of Service: November 2023 – October 2024
- Responsibilities: Served on the board of directors for the Homeowners Association where he resides. It was a non-compensated position.

Name: Phillip Brian Eaves
Phillip Brian Eaves's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Financial Officer
- Dates of Service: April 2023 – Present
- Responsibilities: Oversees the Company's financial strategy, planning, and risk management, ensuring fiscal health and long-term growth. Responsible for analyzing market trends, optimizing financial performance, and driving strategic initiatives to support sustainable business expansion.

- Former Position: Executive Vice President-Strategy & Corporate Development
- Dates of Service: November 2021 – March 2023
- Responsibilities: Drove the company's long-term growth by identifying strategic opportunities, partnerships, and expansion initiatives. This role oversaw corporate strategy, potential M&A, and market analysis to enhance business performance and competitive positioning.

- Former Prudential PLC executive with 14+ years in capital markets and financial strategy.
- Specializes in structuring high-growth businesses for long-term profitability.

Name: Steve R. Reger

Steve R. Reger's current primary role is with the Issuer.
Positions and offices held with the issuer:

- Position: Chief Sales Officer (April 2025 – Present); Executive Vice President of Sales (April 2015 – March 2025)
- Responsibilities: Leads all B2B and B2B2C sales efforts, driving revenue growth through strategic partnerships and market expansion. This role oversees sales operations, builds key client relationships, and ensures the execution of effective sales strategies to maximize business opportunities.
- 27-year credit industry veteran and former Senior Director at TransUnion.
- Expert in fraud prevention, consumer credit solutions, and enterprise partnerships.

Name: Vannak Kho Payabyab

Vannak Kho Payabyab's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: Controller
- Dates of Service: November, 2005 – Present
- Responsibilities: Manages the Accounting and Billing department.

Name: Chris Peery

Chris Peery's current primary role is with the Issuer.
Positions and offices held with the issuer:
- Positions and Dates of Service: Chief Revenue Officer (April 2025 to Present); Chief Technology Officer (January 2005 to March 2025); Chief Marketing Officer (July 1, 2024 to March 2025)
- Responsibilities: Oversees all revenue-generating functions of the company, including sales, marketing, partnerships, customer engagement and success, and AI-driven personalization strategies. Responsible for aligning these departments to drive sustainable growth, improve customer acquisition and retention, and maximize customer lifetime value. Ensures our technology continues to drive user growth and production adoption.

Name: Jon Swinth

Jon Swinth's current primary role is with the Issuer.
Positions and offices held with the Issuer:

- Positions and Dates of Service: Chief Technology Officer (April 2025 to Present); Director of Technology (April 2022 – April 2025)
- Responsibilities: Leads the Company's technology strategy, overseeing the development, security, and innovation of products and systems to drive business growth and efficiency.
- 20+ years directing cloud technology, software development, and information security
- Orchestrates bright ideas into workable, reliable, and resilient products

Name: Mee Jee Pineda
Mee Jee Pineda's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Operating Officer
- Dates of Service: March, 2007 – Present
- Responsibilities: Oversees the project management, compliance, and support teams, ensuring operational efficiency and alignment with the Company's strategic goals. Responsible for driving process improvements, maintaining regulatory compliance, and optimizing cross-functional collaboration to support business growth and performance. Ensures seamless execution of our business strategy and expansion initiatives. Plays a key role in keeping our products at the forefront of the financial services industry.

Other business experience in the past three years:
- Employer: Camada Corp
- Title: President
- Dates of Service: October, 2014 - Present
- Responsibilities: Manages operations of the company

Name: Theodore Russell Schrock
Theodore Russell Schrock's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Data Scientist
- Dates of Service: April, 2021 – Present
- Responsibilities: Responsible for the Company's data strategy, analytics, and financial modeling. Oversees data governance, data product development, optimizing financial tools for better decision-making, AI/ML initiatives, and cross-functional data intelligence and integration. Manages financial planning, modeling, and sales compensation design in close partnership with leadership across key functions. Develops predictive modeling and automation to make financial insights more actionable.
- 13+ years in quantitative research, analytics, and business strategy.

Name: Samantha Trovato
Samantha Trovato's current primary role is with the Issuer.
Positions and offices held with the issuer:

- Position: Chief Product Officer (January 2025 – Present); Vice President of Product (May 2020 – December 2024)
- Responsibilities: Leads the vision, strategy, and execution of the Company's product roadmap, ensuring alignment with business goals and customer needs. Oversees product design and development, product management, user experience, and innovation to drive growth and market differentiation. Creates user-first solutions that grow revenue. Key visionary for SmartCredit, Hogo, and TheLendingScore.com with 16 granted design patents.
- 10+ years blending MA-level design craft with data-driven product leadership to turn complexity into impact.

Name: Jimena Cortes

Jimena Cortes's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Board Member, Vice President of Product Partnerships
- Dates of Service: May 2016 – Present
- Responsibilities: Drives strategic collaborations to expand the Company's product offerings and market reach. Responsible for identifying, developing and managing key partnerships that enhance product innovation and business growth. Serves on the Board of Directors.

Name: Rachelle Alexander

Rachelle Alexander's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Board Member, Senior Vice President of Support, Corporate Secretary
- Dates of Service: January, 2004 – Present
- Responsibilities: Leads the strategy and operations for delivering exceptional customer support and engagement. Ensures service excellence, drives customer satisfaction, and implements initiatives to enhance the overall customer experience and retention.

Other business experience in the past three years:
- Employer: The Tabitha Outreach Foundation
- Title: Board Member
- Dates of Service: April 2023 – Present
- Responsibilities: Sits on the board of a charity foundation to help make decisions to best service a school in Kenya.

Name: Eric L. Taylor

Positions and offices currently held with the issuer:
- Position: Board Member
- Dates of Service: June 2008 – Present

- Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our capital stock as of May 1, 2025, by each person whom we know owned, beneficially, more than 20% of the outstanding voting equity securities, calculated on the basis of voting power. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares beneficially owned.

- Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor
  - 779,983,265 shares of Series A-1 Preferred Stock
  - 183,703,994 shares of Series A Voting Common Stock
  - Combined Voting Power: 96.62%

RELATED PARTY TRANSACTIONS

Name of Stockholder: David B. Coulter - CEO

Stockholder Relationship to Company: Beneficial owner of 20% or more of the Company's outstanding voting equity securities

Equity Receivable – Stockholder Advances
From time to time, generally on a monthly basis, the Company provides cash advances to a stockholder who owns more than 20% of the voting securities of the Company. Each monthly advance is recorded as a separate equity receivable on the Company's books and is governed by the following terms:

- Each advance constitutes a new loan with a five-year maturity.

- Principal and interest are due in full at the end of the term.

- The interest rate is set based on the monthly Applicable Federal Rate (AFR) published by the Internal Revenue Service at the time each loan is made.

Material Terms:
As of December 31, 2024 and 2023, the outstanding balances under these equity receivables were approximately $6,989,073 and $9,020,943, respectively.

Governance and Oversight:
All such transactions were reviewed and approved by the Board of Directors.

Corporate Credit Card Program – Personal Guarantee by Stockholder
The Company maintains one or more corporate credit card accounts, with credit limits exceeding $10 Million in the aggregate, that are personally guaranteed by the same stockholder referenced above. As consideration for the personal financial liability associated with the guarantee, the Board of Directors approved a policy granting the stockholder the right to retain all credit card points, rewards, and ancillary benefits associated with such corporate credit card usage.

These credit card programs typically offer a standard cash-back feature of approximately 2% of the transaction amount.

Material Terms:
For the years ended December 31, 2024 and 2023, the stockholder received approximately $1,200,000 and $1,100,000, respectively, in cash back and rewards.

Governance and Oversight:
This arrangement was reviewed and approved by the Board of Directors.

USE OF PROCEEDS

If we raise the Target Amount of $20,000.00, we plan to use these proceeds as follows:
- The Intermediary Fees 8.5%
- The Intermediary Service Fee 91.5%

If we raise the maximum amount of $4,999,999.95, we plan to use these proceeds as follows:
- The Intermediary Platform Fees 8.5%
- The Intermediary Service Fee approximately 2%
- We plan to use the remaining funds raised in this offering for working capital and general corporate purposes.

We cannot estimate with certainty the amount of net proceeds to be used for any particular purpose described above. We may find it necessary or advisable to use the net proceeds we receive from this Offering for other purposes, and we will have broad discretion in the application of such net proceeds. Pending the uses described above, we intend to invest the net proceeds, if any, from this Offering in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Offering are not critical to our Company operations but will be used for working capital and for general corporate purposes. Our primary motivation for this Offering is to acquire new shareholders in anticipation of a potential direct public listing of our shares on a national securities exchange. We have engaged a U.S. based investment banking firm to advise on a potential direct public listing, and we have secured the stock ticker symbol CNDR. However, any statements regarding a potential public direct listing are forward-looking statements, and there is no guarantee, or implied guarantee, that we will engage in, or be successful in, a direct public listing. If we are successful, the value of your shares may or may not, increase and there is a risk the value of your shares may decrease and even go to zero. Any potential direct public listing referenced in this Offering is dependent on a number of factors, including, but not limited to, SEC and securities exchange approval(s). As of the date of this Offering, we have not submitted any registration statement to the SEC or any application to any securities exchange, and we cannot guarantee or provide assurances that we will ever do so, nor that they will be approved if we do.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $20,000, we anticipate the Company will be able to operate in perpetuity.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,999,999.95, we anticipate the Company will be able to operate in perpetuity.

VALUATION

Pre-Money Valuation (PMV): $500,000,000.00 (actual $497,994,410)

Valuation Details

ConsumerDirect is seeking investment at a pre-money valuation of ~$500,000,000. This valuation is based on a careful analysis of several key factors that contribute to the Company's value proposition. In this analysis, we discuss the market opportunity of our core product, SmartCredit, the revenue growth and scalability of the business model, innovative product features, sustained historical profitability, and the potential for additional subscription revenue.

A. Market Presence and Subscriber Base
SmartCredit has achieved strong market traction with more than 300,000+ net active monthly subscribers through over 3,800+ active commissionable monthly partners and growing. These impressive figures highlight the product's popularity and well-established recurring subscriber base with positive net partner retention. The significance of this subscriber base underscores the potential foundation for further growth over time.

These characteristics contribute to the overall value of the Company, as they represent the established core revenue. In the total PMV calculation, the factor of market presence and subscriber base plays a crucial role. It directly influences the valuation of the Company by indicating the potential for revenue generation and future growth. We also believe the large active partner and subscriber base represents a robust audience to spur new economic growth opportunities in the form of new subscriber referrals, affiliate revenue share through new myLONA add-on services, and alternative subscription products. These alternative revenue streams signify a potential for higher customer lifetime value.

B. Revenue Growth and Scalable Business Model
The consistent annual revenue growth, particularly in recurring subscription revenue generated through the over 3,800+ active commissionable monthly partners and growing, many of which are underserved and unrecognized small businesses that we have built specific technology to address, serves as a testament to the resilient and scalable business model. This partner-based revenue growth, in addition to increased direct-to-consumer revenue, illustrates that ConsumerDirect can not only attract new subscribers directly but also through partners.

Additionally, our technology has scalability that the business model growth requires for increased subscriber growth and revenue generation through multiple streams. The 518% gross revenue increase from 2019 to 2024 profitably contributes to the value and positioning of the Company by showing its ability to generate sustainable returns and providing a positive outlook for future growth and cashflow generation. Therefore, we believe the revenue growth contributes to the value of the Company and the PMV calculation.

C. Revenue Multiples

We believe the current market median gross revenue multiple for Software as a Service (SaaS) company valuations is ~6x, according to an analysis of publicly available market information. By this measure, annual gross revenue of ~$83M would be needed to support a $500,000,000

PMV. We believe that our 2024 gross revenue of ~$102M amply justifies a $500,000,000 PMV by this measure.

Additionally, factors such as market presence, strong subscriber base, historical revenue growth, scalable business model, innovative product features, intellectual property, profitability, unique market position, and growth potential all contribute to the value of ConsumerDirect. See the sections below for details on these factors.

D. Innovative Product Features

ConsumerDirect's development pipeline includes innovative and original product features that enhance the products' value proposition to existing and prospective partners and consumer subscribers. These features are designed to expand the scope of valuable services offered by ConsumerDirect, differentiating it from its competitors. In addition to the development pipeline, there have been 22 patents granted that cover multiple core product features, including the coveted Future Credit Score which helps consumers understand where their credit score is, where it can go, and by when.

We believe the introduction of these new features will attract more subscribers and further engage the existing subscriber base, contributing to the product's growth potential and maximizing subscriber lifetime value. The innovative product features represent revenue potential and are a component of the value of the Company, further justifying the PMV calculation. This includes the new myLONA tool that will help match subscribers and financing institutions once a future credit score is achieved.

E. Profitability & Revenue

Over the years, the Company has consistently maintained profitability. This financial stability is a strong indication of the Company's ability to generate positive returns. The consistent profitability of the Company indicates effective cost management, revenue generation, and a solid foundation for future growth. Profitability is a favorable factor that contributes to the value of the Company by demonstrating its ability to generate sustainable returns and financial steadiness as noted above in the 518% increase in gross revenue since 2019.

The B2B2C model has proven to be a successful driver of new growth, and as the revenue is recurring, it compounds over time. We believe the profitability and revenue of the Company favorably contribute to the value of the Company, further justifying the $500,000,000 PMV.

F. Market Growth and Position

The ongoing growth of the SaaS market, coupled with the Company's position within it, further supports the proposed PMV of $500,000,000. As the personal finance and privacy SaaS markets expand, there is a greater demand for innovative and reliable applications like SmartCredit, especially for underserved and unrecognized small businesses. Our well-established presence in the personal finance software market, coupled with the aforementioned factors, positions ConsumerDirect for continued growth and success.

In summary, this valuation considers the revenue generated from this subscriber base with a well-established and growing subscriber base seen in growing SaaS companies. We believe there is a higher likelihood of continued revenue generation through various channels, such as in-product or in-app purchases, affiliate revenue-share, complementary add-on services, and premium subscription options, for which ConsumerDirect already has an audience of more than 300,000+ net active monthly subscribers through over 3,800+ active commissionable monthly partners and growing.

The larger our partner base, the greater the potential for revenue growth. Our unique product features represent revenue potential and are a component of the value of the Company and are attractive to potential partners in the credit, money, and privacy spaces. Moreover, the consumer-subscriber base provides an opportunity for further expansion and growth. As more subscribers join and engage with our products over time, there is potential for increased revenue through more economical subscriber acquisition, retention, and monetization strategies. This growth potential is an asset for the company and contributes to its overall PMV calculation.

G. Conclusion

In conclusion, ConsumerDirect's current market presence, growing market opportunity, and partner and consumer subscriber bases all contribute significantly to the Company's valuation. The established core recurring and new revenue opportunities demonstrate the Company's market success and revenue-generating potential. These factors are carefully considered in the overall PMV calculation to assess the value of the Company.

Therefore, considering the strong market presence, revenue growth, revenue multiples from industry comparisons, profitability, innovation, and differentiated product features, plus the potential for additional channels of revenue, we believe a pre-money valuation of $500,000,000* is reasonable for ConsumerDirect as of May 2025.

Disclaimer

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:(i) all preferred stock is converted to common stock;(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) all shares reserved under the New Plan (as described in the below section) are issued. In making this calculation, we have not included the potential issuance of the Potential Partner Warrants (defined in the following section "Our Securities").

OUR SECURITIES

Capital Structure; Rights of the Securities

The Company has authorized Series A-1 Preferred Stock, Series A Voting Common Stock, and Series B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of authorized Preferred Stock is 1,000,000,000 shares, of which there are authorized and outstanding 779,983,265 shares of Series A-1 Preferred Stock as of May 1, 2025. Additionally, there are 220,016,735 authorized shares of blank check preferred stock which have not been designated as a Series and none of which are issued or outstanding.

Voting Rights
Shares of Series A-1 Preferred Stock have five (5) votes per share.

Material Rights
Shares of Series A-1 Preferred Stock have a liquidation preference equal to $0.00603 per share, subject to adjustment as set forth in the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"). The Series A-1 Preferred Stock also have five (5) votes per share and vote together with the Series A Voting Common Stock as a single class on an as-converted basis. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Company in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the then-outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Voting Common Stock

The amount of authorized Series A Voting Common Stock is 2,000,000,000 shares, with a total of 326,526,799 shares outstanding as of May 1, 2025.

Voting Rights
Except as otherwise required by law or the Company's Articles of Incorporation, the holders of the Series A Voting Common Stock possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock has one vote in respect of each share of Series A Voting Common Stock held by such holder of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Material Rights
The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company.

Series B Non-Voting Common Stock

The amount of authorized Series B Non-Voting Common Stock is 2,000,000,000 shares, with a total of 4,995,127 shares outstanding as of May 1, 2025.

Voting Rights
There are no voting rights associated with Series B Non-Voting Common Stock except as required by applicable law and not capable of waiver.

Material Rights
The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company. Except as otherwise required by law, shares of Series B Non-Voting Common Stock are non-voting and are not entitled to vote on any matters submitted to a vote of shareholders of the Company. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Company shall not, without the affirmative vote or written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Company's Articles of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock.

Equity Unit Incentive Plan
As of December 31, 2024, the Company had an equity unit incentive plan (the "Prior Plan") with units that would pay a bonus equivalent to the value tracking one share of the Company's common stock in the event of a liquidity event as defined under the plan. The total number of units outstanding under the Prior Plan as of December 31, 2024 was over 91,000,000 units. In May 2025, the Company terminated the Prior Plan and established an Omnibus Equity Incentive Compensation Plan (the "New Plan") that allows the Company to issue restricted stock, stock options, and other forms of equity compensation. The Company reserved 215,000,000 shares of Series A Voting Common Stock and 105,000,000 shares of Series B Non-Voting Common Stock under the New Plan for equity compensation to employees and other personnel, and out of such reserve, the Company has issued options to purchase 215,000,000 shares of Series A Voting Common Stock and approximately 98,000,000 shares of Series B Non-Voting Common Stock for an exercise price of $0.05 per share.

Warrants

As of May 5, 2025, the Company has outstanding warrants allowing holders to purchase up to 77,850,000 shares of the Company's Series A Voting Common Stock.

During this Offering, the Company intends to issue warrants to one or more of its partners to purchase a number of shares of the Company's Series A Voting Common Stock, equal to up to one percent (1%) of the Company's fully-diluted equity securities as of the date hereof, for an exercise price of $0.33 per share (the "Potential Partner Warrants").

What It Means to be a Minority Holder

Holders of Series B Non-Voting Common Stock of the Company have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, holders of Series B Non-Voting Common Stock may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even if the value of the Company may go up (or down). If the value increases but there is a dilutive event, an investor would own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), new equity compensation grants, employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, typically preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Transferability of Securities

For one year, the securities can only be resold:

- As part of an offering registered with the SEC (such as an initial public offering);
- To the Company;

- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its industry, and all companies in the economy generally, are exposed to. These include, without limitation, risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any Valuation Is Difficult to Assess

Any valuation for a prior offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and investors may risk overpaying for their investment.

The Transferability of the Securities Is Limited

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment in a Regulation CF offering, there will be restrictions on the securities purchased. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find, or may have difficulty finding, a buyer, and they may have to locate an interested buyer when they do seek to resell their investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in investors losing money on an investment in the Company.

Investments Could be Illiquid for a Long Time

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment, there will be restrictions on how an investor can resell the securities received. More importantly, there are limited established markets for these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in investors losing money on an investment in the Company.

The Company May Undergo a Future Change that Could Affect an Investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on any investment in the Company. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Investor Information Rights are Limited with Limited Post-Closing Disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in an offering. This may be limited information about our business plan and operations because in some categories the Company may not have fully developed certain operations or a long history of providing more disclosures. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of Subsequent Financings May Adversely Impact an Investment in the Company.

We may engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of an investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of additional securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing investment, and possibly a lower purchase price per security.

Management's Discretion as to Uses of Proceeds

The "Use of Proceeds" section described in the Company's Form C was an estimate based on the Company's then-current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance or future plans are hypothetical and are based on management's best estimate of the probable results of the Company's operations and may not have been reviewed by the Company's independent accountants.

These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Potential Insider Investments

The amount raised in a Regulation CF or other securities offering may include investments from Company insiders or immediate family members, officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in such an offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing New Products and Technologies Entails Significant Risks and Uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

Investors in the Company's Regulation CF offering have no rights to vote on how the Company will be run and are trusting in Management's discretion in making good business decisions that will grow the value of the Company.

Furthermore, in the event of a liquidation of our company, investors will only be paid out if there is any cash remaining after all of the creditors and preferred shareholders of our Company have been paid out.

Investors Are Trusting that Company Management Will Make the Best Decisions for the Company

In purchasing securities as a minority shareholder, investors are trusting in management's discretion. Therefore, investors must trust the management of the Company to make good business decisions that grow the value of the Company.

This Offering Involves "Rolling Closings," which May Mean that Earlier Investors May Not Have the Benefit of Information that Later Investors Have

Once the Company meets the Target Amount for this Offering, we may request that the Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the Company and will have no such right.

Our New Product Could Fail to Achieve the Sales Projections We Expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an investment in the Company.

We Face Significant Market Competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain regulatory landscape due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our Trademarks, Copyrights and Other Intellectual Property Could be Unenforceable or Ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Cost of Enforcing Our Trademarks and Copyrights Could Prevent Us from Enforcing Them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, an investment in the Company could be significantly and adversely affected.

The Loss of One or More of Our Key Personnel, or Our Failure to Attract and Retain Other Highly Qualified Personnel in the Future, Could Harm Our Business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees.

Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of an investment in the Company. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of an investment in the Company.

We Rely on Third Parties to Provide Services Essential to the Success of Our Business

Our business relies on a variety of third-party vendors and service providers, including but not limited to data providers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, an investment in the Company could be adversely impacted by our reliance on these third-party vendors and service providers.

We Generate a Significant Amount of Revenue from a Major Partner. A Reduction in Demand from, or a Material Adverse Development in Our Relationship with, Any Significant Partners May Harm Our Business, Financial Condition, Results of Operations, or Prospects

In 2023 and 2024, we had a single partner representing 11.8% and 17.4% of our total revenues, respectively. Our dependence on major partners subjects us to a number of risks. Any negative changes in demand from these partners or their ability or willingness to perform under their contracts with us or to continue doing business with us after the term of their present contract(s) ends, would harm our business or financial condition, results of operations, and prospects.

Additionally, we have several partners through whose networks we obtain other partners. If we were to experience any material adverse developments with or lose these network partners, it is possible that we could lose the other partners that we obtained through them, which would harm our business financial condition, results of operations, and prospects.

The Company is Vulnerable to Hackers and Cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber- attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of an investment in the Company.

Economic and Market Conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, tariffs, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force Majeure Events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse Publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Volatility

The market for our service may be subject to rapid changes and unpredictable trends, affecting demand and sales.

Market Size and Growth

The size and growth of the market may not be as expected, impacting the Company's ability to capture market share and generate revenue.

Supply Chain Disruptions

Dependence on specific suppliers or manufacturers may expose the company to risks associated with disruptions in the supply chain.

Technology Dependence

Reliance on specific technologies that may become obsolete, or face issues could impact operations and competitiveness.

Regulatory Changes

Changes in regulations or failure to comply with existing regulations may lead to legal challenges, fines, or business interruptions. An uncertain regulatory landscape due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards, can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Data Breach Risks

Potential breaches in data security leading to the compromise of sensitive information could harm the Company's reputation and operations.

Litigation

On December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array asserted a counterclaim against ConsumerDirect alleging interference with prospective economic advantage and other related claims. Array was awarded $1.3 million in damages, and punitive damages are scheduled for a retrial in September 2025. ConsumerDirect posted a $1.8 million bond to stay enforcement of the $1.3 million actual damages portion of the original judgment pending ConsumerDirect's appeal to set aside that judgment. ConsumerDirect's appeal also will seek reinstatement of its affirmative claims for damages against Array. The appeal process could take approximately another year or more to resolve.

From time to time, the Company is involved in certain legal matters or claims which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE PURCHASER, OWNERSHIP, AND SALE OF THE INVESTOR'S SHARES, AS WELL AS POSSIBLE CHANGES IN TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

REGULATORY INFORMATION

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;

(3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

(4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), as a result of a disqualification as specified in Rule 503(a) of Regulation CF;

(5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors or control persons.

Neither the Company nor its officers, directors, or control persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30th (120 days after the Company's fiscal year end). Once posted, the annual report may be found on the Company's website at http://consumerdirect.com (https://consumerdirect.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:
1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. it has filed at least one (1) annual report pursuant to Regulation CF and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
3. it has filed at least three (3) annual reports pursuant to Regulation CF;
4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Platform Compensation
As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a fee consisting of eight and one-half percent (8.5%) commission based on the dollar amount of the Shares sold in this Offering and paid upon disbursement of funds from escrow at the time of each closing, as well as additional usage fees. The commission is paid in cash. In addition, the Intermediary will receive a one-time administrative and compliance fee of $10,000. The Issuer will also pay an affiliate of the Intermediary technology license fees equal to $5,000 upfront and $2,000 monthly. The Issuer will also pay another affiliate of the Intermediary marketing consulting and advisory fees of $30,000 upfront and $10,000 monthly. The Issuer will also pay another affiliate of the Intermediary for its services as a transfer agent in connection with this Offering, with the minimum fee of $250 monthly and varying depending on the number of shareholders.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their securities indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be release to the issuer upon closing of the Offering, and the Investor will receive Shares in exchange for his or her investment.

The Intermediary will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be at least twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors, and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those Investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the Investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if they have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five (5) days from the date of the notice. Oversubscriptions: The Target Amount is $20,000, but investments in excess of the Target Amount and up to the Maximum Amount will be accepted at the Company's discretion.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Target Date or Revised Target Date, whichever is earlier, to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their Shares from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to the Offering, such as the Company reaching its Target Amount, the company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material Changes: Material changes to the Offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the Offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm their investment commitments, their investment will be canceled, and the funds will be returned.

Investor Limitations: Investors are limited in how much they can invest on all Regulation CF (crowdfunding) offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or greater than $124,000, then during any 12-month period, they can invest up to 10% of their annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If an investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, no investment limits apply.

Updates

Information regarding updates to the Offering and to subscribe can be found at invest.consumerdirect.com.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Exhibit B

Landing Page

(see attached)

Exhibit C

Audited Financial Statements

(see attached)

Exhibit D

Subscription Agreement

(see attached)

Exhibit E

Corporate Documents

(see attached)































CONSUMER DIRECT. INVESTORS
Max AI™ Traction Business Model Solution Perks Team Invest Now

+39

PROUDLY HELPED MILLIONS OF AMERICANS

Invest in the Next Evolution of Digital Consumer Finance

ConsumerDirect's proprietary suite of tools empowers everyday Americans to take control of their credit, finances, and privacy. Our newest innovation, Max AI, processes millions of data points to help people make smarter financial decisions—faster. **Become a shareholder as we aim to be a publicly listed company[8].**

Invest Now | **$0.33** Share Price | **$1,000.23** Min. Investment

SEC Filings | Offering Circular | Investor Education | Accredited Investors

Opportunity to Invest
Reserved Ticker Symbol: CNDR*

+65
CNDR*
Reserved Ticker Symbol*

Audits Compliant With PCAOB Public Company Accounting Oversight Board | PCI Level 1 DSS Compliant | SOC 2 Type 2 | SOC 3 Type 2 | Top Work Places 2021-2024 The Orange County Register | Inc. 5000 Fastest Growing Company Winner | The Telly Awards Computers / IT Advertising Winner! | Audits Compliant With PCAOB Public Company Accounting Oversight Board | PCI Level 1 DSS Compliant | SOC 2 Type 2

Investment Highlights

As a thank-you, the first 200 investors contributing $1,000+ will **receive additional bonus shares when investing in the first 30 days.**

FUTURE LOAN

$100M+ Gross Revenue in 2024[1]

- **44% Annualized Growth Since 2019[14]**
- $10M+ EBITDA[1]
- 3.8K+ Active Monthly Partners[10]

Current Score
594
Points you can add
+66
Future Score
660

Enhanced With Our MAX AI

- **Up to 9K Data Insights Per Member[2]**
- Generates Member Future Score[3]
- $8.8K~ Loan Interest Saved Per Member[4]

CNDR

Possible Public Listing[8]

- **Reserved Ticker Symbol CNDR***
- Need at least 400 Investors
- $1,000 Minimum Investment

View Important Disclosure Below ↓

A BROKEN SYSTEM

93M Americans Don't Qualify for Affordable Rates[5]

The financial system is stacked against consumers, costing them an estimated $130 billion[6] annually–yet maximizing your credit score could put tens of thousands of dollars back in your pocket.[15]

ARTIFICIAL INTELLIGENCE

Solving the Multi-Billion-Dollar Problem in Financial Services, Enhanced With Our Max AI™

Max AI™ processes millions of data points daily, giving us unparalleled intelligence into consumer credit behavior.



370M+	14M+	1M+	Up to 9K+
Individual Consumer Credit Accounts**	Unique Consumer Credit Profiles**	Transactional Data Points Daily**	Potential Insights Generated Per Customer**

** Data points presented are estimates derived from internal datasets and may fluctuate over time due to ongoing updates, data integration changes, and methodological adjustments. These figures are for general informational purposes only and do not constitute representations or guarantees of accuracy, completeness, or currentness.

TRACTION

Already Profitable, With $100M+ in 2024 Gross Revenue

We've built a healthy, robust business that's already leaving its mark in personal finance.

Invest Now


$100M+ in gross revenue in 2024[1], 44% annualized growth since 2019[14]


Profitable already, with a $10M+ EBITDA in 2024[1]


300K+ active monthly customers using our product suite


Co-branded and white-labeled products for 3.8K+[10] active partners


$3B~ saved[7] in home and auto loan interest by our members


A total of 28.3 million points added to user credit scores[13]

BUSINESS MODEL

How ConsumerDirect® Makes Money

Our diversified business model creates strong recurring revenue and proven profitability.

Invest Now

B2B2C Subscriptions	D2C Subscriptions	Commissions From Consumer Lending	B2B Advanced API
Through affiliate and sponsored partnerships	With our products SmartCredit®, TheLendingScore.com & Hogo®	Loan & credit card applicants approved via myLONA® offers	With our Consumer Credit Data & Consumer Data Removal APIs

With 88%[1] gross margins and a track record of success, ConsumerDirect is built for sustainable, scalable growth.



Financial Control and Empowerment for Consumers

Our product suite offers lending transparency, identity protection, data privacy solutions, and predictive insights from our proprietary data learning technology Max AI™.

Invest Now

SmartCredit®

SC 1. SmartCredit® (Better Credit & Money)

Credit management and identity protection with personalized score tracking.

 Users gain **34+ credit score points on average in just 30 days.**[12]

Max AI™-driven tools that provide step-by-step credit action plans based on their potential future score.[3]

Saves users thousands[4] by unlocking lower rates on loans and credit cards.

Includes **identity protection** tools that defend users' financial data.

h 2. Hogo (Fun, Yet Serious Financial Security)

Gamified privacy app that guides users to secure financial data (and rewards them for doing so).

3. TheLendingScore.com (Ideal Before Borrowing)

FICO® Scores from all three bureaus, plus loan offers tailored to your credit profile.

4. Consumer Data Removals API (B2B Privacy Solution)

Enables businesses to find and request the removal of their consumers' personal data from broker sites to reduce fraud, spam, and protect their privacy.

5. Consumer Credit Data API (Pre-Qualification for Lenders)

Enables lenders to pre-qualify borrowers without impacting credit scores.



6. myLONA® (Lending Marketplace & Loan Transparency)

A lending marketplace that streamlines borrowing with fair, transparent loan offers based on the consumer's future score.[3]

EXPANSION

A Possible Public Listing[8] is Just the Start

This Regulation CF round positions us for certain possible public listing[8] requirements while **funding our goals** of product development, user-base growth, and faster innovation:



Scaling B2B2C Partnerships

✓ **Goal of Increasing Distribution Partners**

✓ Expanding Partnership Channels

✓ Banks Connected with myLONA®



User Base Expansion

✓ **Goal of Increasing Active Members**

✓ Expand Marketing Channels

✓ Enhance Products with Max AI™



Accelerating Max AI™

✓ **Goal of Deeper Member Intelligence**

✓ Help Partners with Growth & Retention

✓ Create New Ways to Help Consumers



Our robust platform and data fosters new markets and services — making ConsumerDirect® a no-brainer for Members

Anne A.

★★★★★

I love this site. Used it for some time. **My score went up over 100 points.** I keep it so I can monitor my credit. Totally worth it.

Todd A.

★★★★★

I truly enjoy this app. **It is helping me out tremendously as well as being super fun !** Standing ovation hogo! Thank you!



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Our Growth By The Numbers[8]

518%+ Gross Revenue Growth 2019-2024[16]



Gross Revenue
44% ~ 2019 - 2024 CAGR[14]



EBITDA
43% ~ 2019 - 2024 CAGR[17]

Time Based Bonus + Volume Based

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk.



LIMITED-TIME OFFER	LIMITED-TIME OFFER	LIMITED-TIME OFFER	LIMITED-TIME OFFER
29 Days | 12 Hrs | 56 Mins | 23 Secs	29 Days | 12 Hrs | 56 Mins | 23 Secs	29 Days | 12 Hrs | 56 Mins | 23 Secs	29 Days | 12 Hrs | 56 Mins | 23 Secs
INVEST $1,000.23+	INVEST $2,500+	INVEST $5,000+	INVEST $10,000+
RECEIVE **5%** ~~0%~~ BONUS SHARES	RECEIVE **7%** ~~4%~~ BONUS SHARES	RECEIVE **9%** ~~6%~~ BONUS SHARES	RECEIVE **11%** ~~8%~~ BONUS SHARES
First 200 Investors Receive an Additional 3% Bonus Shares	First 200 Investors Receive an Additional 3% Bonus Shares	First 200 Investors Receive an Additional 3% Bonus Shares	First 200 Investors Receive an Additional 3% Bonus Shares
Invest Now	Invest Now	Invest Now	Invest Now

The Innovators Personally Invested In Our Success

We're proud to say ConsumerDirect is over 90% owned by employees. With an average tenure of more than 4 years and decades of industry experience, we set the bar for culture and innovation.



David B. Coulter
Founder & CEO

- Founded ConsumerDirect and has since scaled it to over $100M in revenue in 2024, all without



Brian Eaves
CFO & Corp Dev Strategy

- Former Prudential PLC executive with 14+ years in capital markets and financial strategy.



Steve Reger
Chief Sales Officer

- 27-year credit industry veteran and former Senior Director at TransUnion®.

- outside funding.
- Holds multiple patents in credit optimization and financial technology.
- Built a profitable, high-growth business that serves 300,000 monthly subscribers.

- Specializes in structuring high-growth businesses for long-term profitability.
- Leads financial planning and investor strategy as ConsumerDirect prepares for a potential public listing of its shares on a national securities exchange, such as Nasdaq.

- Expert in fraud prevention, consumer credit solutions, and enterprise partnerships.
- Oversees our 3,800+ active monthly B2B2C partnerships, ensuring high retention and revenue growth.


Mee Pineda
Chief Operations Officer

- With ConsumerDirect for 17+ years, managing operations, compliance, and strategic scaling.
- Ensures seamless execution of our business strategy and expansion initiatives.
- Plays a key role in keeping our products at the forefront of the financial services industry.


Vannak Payabyab
Controller

- Has served various accounting-related roles since joining ConsumerDirect® in 2006
- Currently oversees the Accounting and Billing departments


Chris Peery
Chief Revenue Officer

- A key architect of ConsumerDirect's technology, serving since 2005.
- Leads marketing, customer engagement, and AI-driven personalization strategies.
- Ensures our technology continues to drive user growth and product adoption.


Theo Schrock
Chief Data Scientist

- Leads AI and data intelligence, optimizing financial tools for better decision-making.
- 13+ years in quantitative research, analytics, and business strategy.
- Develops predictive modeling and automation to make financial insights more actionable.


Sam Trovato
Chief Product Officer

- Leads product strategy, design & development to create user-first solutions that grow revenue.
- 10+ yrs blending design craft with data-driven product leadership to turn complexity into impact.
- Visionary for SmartCredit, Hogo, and TheLendingScore.com with 16 granted design patents


Jon Swinth
Chief Technology Officer

- Has lead technical infrastructure and system development with the Company for over 3 years
- 20+ years directing cloud technology, software development, and information security
- Orchestrates bright ideas into workable, reliable, and resilient products

Board Members


David B. Coulter
Founder & CEO

- Founded ConsumerDirect and has since scaled it to over $100M in revenue in 2024, all without outside funding.
- Holds multiple patents in credit optimization and financial technology.
- Built a profitable, high-growth business that serves 300,000 monthly subscribers.

Rachelle Alexander
VP of Support / Board Member

- 20 years as ConsumerDirect's head of support for both B2B2C and D2C channels, ensuring high-quality service delivery and customer satisfaction

Eric Taylor
Board Member

- 35+ years in high-tech design, manufacturing, and sales
- Founded multiple successful startups and holds 3 patents
- Earned a BS in Engineering & completed a graduate immersion MBA

Jimena Cortes
VP of Product Partnerships / Board Member

- Created and manages the influencer marketing department
- Serving as a member of the Board of Directors since 2016



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Enter your email

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FAQs

1. Why invest in startups?   ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?   ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?   ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?   ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?   ✕

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky?   ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back?   ✕

The Common Stock (the "Shares") of ConsumerDirect (the "Company") is not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment if the Company gets acquired by another company, in which case you would typically receive your pro-rata share of the distributions that occur. Alternatively, if the Company goes public, you may be able to sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure. Although the Company is working toward a DPO, there is no guarantee that this will happen or that, if it does, you will be able to sell your shares for more than you paid for them.

8. Can I sell my shares?   ✕

For one year, the securities purchased in this Offering can only be resold:

• As part of an offering registered with the SEC, such as an initial public offering; however please note, even if we are successful with a potential direct public listing, there is no guarantee that shares purchased in this Offering will be registered in the direct public listing;
• To the Company;
• To an accredited investor; or
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

9. What happens if a company does not reach their funding target? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

10. How can I learn more about a company's offering? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

11. What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

12. How do I keep up with how the company is doing? ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

13. What relationship does the company have with DealMaker Securities? ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Join the Discussion





Important Disclosures:

*** Reserving the ticker symbol is not a guarantee that the company will go public. Listing on a national securities exchange is subject to approvals.**

[1] The financial information presented herein is derived from audited financial statements for the year ended December 31, 2024. Readers should refer to the full audited financial statements and accompanying notes for a comprehensive understanding

[2] This number reflects the maximum potential insights generated per member and may vary by individual usage, data availability, and engagement levels as of April 2025. All data is derived from internal methodologies and is unaudited. This information is provided for illustrative purposes only and is subject to change without notice.

[3] Future Score: This tool is designed to project a potential future credit score based on certain variables in a user's credit report. The projections are estimates only and are intended for informational purposes. Actual credit scores may vary and are influenced by numerous factors beyond those modeled. Results are not guaranteed and do not constitute financial advice. All projections are based on internal algorithms and assumptions as of April 2025 and are subject to change without notice.

[4] 8.8K loan interest saved per member: Calculation Methodology: Our savings estimates are derived from historical internal data, analyzing subscribers' credit reports for increased scores in two categories: new auto and new mortgage financings. Assumptions include precise credit score reporting, consistent correlations between score ranges and financing rates, uniform loan terms (except interest rates), steady interest rates over the loan term, and consistent borrowing behaviors. Note that our estimates rely on accurate credit reporting, average loan data, and current interest rates, but may not account for individual interest rate variations or significant shifts in borrowing and repayment habits. We assumed a conversion from VantageScore® v3.0 to FICO® v8.0, verified by an official FICO® v8.0 calculator. Our calculation is subject to change without notice.

[5] Calculation Methodology: Our estimated borrower numbers are derived from total addressable market (TAM) calculations, adjusted using borrower population percentages referenced in the Consumer Financial Protection Bureau's (CFPB) 2021 report. This approach assumes the continued accuracy and applicability of the CFPB data to the current market landscape. We assume consistent definitions of borrower categories, uniform applicability of TAM boundaries, and the relevance of 2021 data to present conditions. These estimates depend on the precision of the original population segmentation and may not reflect recent shifts in borrower demographics, economic factors, or regulatory changes. Our calculation is subject to change without notice.

[6] Based on data and insights shared during Intuit's Investor Day 2021 presentation available at:
https://investors.intuit.com/_assets/_323e181c91013c8841649b84f9038590/intuit/db/923/9388/pdf/Intuit-Investor-Day-2021-Presentation.pdf

[7] Calculation Methodology: Our savings calculations are estimates using historical internal data. It is based on analyzing subscribers credit reports that had an increased credit score, while a current subscriber, for two categories: new auto and new mortgage financings. The calculations assumed precise credit score reporting, a consistent correlation between score ranges and financing rates, uniform loan terms except for interest rates, and steady interest rates over the loan's term, along with unvarying borrowing behaviors among users. It's important to note that our calculation estimates rely on accurate credit reporting, average loan data and current interest rates, but may not account for an individual subscriber's interest rate variations, if any, or significant shifts in users' borrowing and repayment habits, if any. Additionally, there was an assumed conversion from VantageScore® v3.0 to FICO® v8.0 and then verified by an official FICO® v8.0 calculator to determine savings from starting credit score to credit score before the above mentioned financing occurred. Our calculation is subject to change without notice.

[8] This website contains forward-looking statements which are subject to risks, assumptions, and uncertainties (many of which are beyond the Company's control) and speak only as of the date the Offering is launched. All statements other than statements of historical fact included in this letter are forward-looking statements and are based on assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are reasonable and appropriate under the circumstances. As you consider an investment in the Company, you should understand that these statements are not guarantees of performance or results, and should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. The Company undertakes no obligation to update any forward-looking statement, except as may be required by law.

Our primary motivation for this Offering is to acquire new shareholders in anticipation of a potential direct public listing of our shares on a national securities exchange. We have engaged a U.S. based investment banking firm to advise on a potential direct public listing, and we have secured the stock ticker symbol CNDR. However, any statements regarding a potential public direct listing are forward-looking statements, and there is no guarantee, or implied guarantee, that we will engage in, or be successful in, a direct public listing. If we are successful, the value of your shares may or may not increase, and there is a risk the value of your shares may decrease and even go to zero. Any potential direct public listing referenced in this Offering is dependent on a number of factors, including, but not limited to, SEC and securities exchange approval(s). As of the date of this Offering, we have not submitted any registration statement to the SEC or any application to any securities exchange, and we cannot guarantee or provide assurances that we will ever do so, nor that they will be approved if we do.

For one year, the securities purchased in this Offering can only be resold:
• As part of an offering registered with the SEC, such as an initial public offering; however please note, even if we are successful with a potential direct public listing, there is no guarantee that shares purchased in this Offering will be registered in the direct public listing;
• To the Company;
• To an accredited investor; or
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

[9] Disclaimer for Graphics Est : All forward-looking statements contained herein are estimates only and are based on current internal records and available market data as of the date of publication. These statements are inherently subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially. The company makes no assurances as to the accuracy, completeness, or continued validity of such statements. All forward-looking information is subject to change at any time without notice and should not be relied upon as a guarantee of future performance.

[10] 3.8 k+ active partners : Based on internal company records as of March 2025. It reflects partners who engaged in qualifying business activities during the specified reporting period, as determined by internal criteria. This information is provided for informational purposes only and does not represent a guarantee of current or future partner activity. The definition of "active" may vary, and the active partners count is subject to change without notice.

[12] 34 points: Calculation Methodology: Average score calculations are based on historical internal data from SmartCredit® customers between Feb 2024-Feb 2025. The sample includes customers who started with a credit score below 580. Individual results may vary and are not guaranteed.

[13] Since inception, our platform has contributed to a cumulative total of approximately 28.3 million points added to user credit scores. This figure was derived by analyzing the change in credit scores for each customer from their initial score upon onboarding to their most recent score recorded in our system. The cumulative total reflects the sum of individual score improvements across our entire user base. Individual results may vary, and past credit score improvements do not guarantee future performance. Estimates only. This calculation may change at anytime without notice.

[14] **44% CAGR Calculation Methodology:** The stated 44% compound annual growth rate (CAGR) is based on approximate gross revenue growth from $16.5 million in 2019 (unaudited) to $101.8 million in 2024 (audited). CAGR was calculated using the standard formula over a 5-year period: CAGR = [(2024 Revenue ÷ 2019 Revenue) ^ (1 ÷ 5)] - 1. This figure is intended to illustrate historical revenue growth and does not guarantee future results.

[15] Based on a 2023 LendingTree study analyzing potential interest savings on common debt products. Actual savings will vary based on individual credit profiles, loan terms, market conditions, and lender practices. The referenced study can be found at LendingTree. This information is provided for illustrative purposes only and does not constitute financial advice or a guarantee of savings. Individual results may vary and are subject to change without notice.

[16] **518%+ Gross Revenue Growth Calculation Methodology:** The stated 518% gross revenue growth is based on an increase from approximately $16.5 million in 2019 (unaudited) to $101.8 million in 2024 (audited). This represents total cumulative growth over a 5-year period and is not annualized. Figures are intended to illustrate historical performance and do not guarantee future results.

[17] **EBITDA Growth Calculation Disclaimer:** EBITDA growth from 2019 to 2024 is based on internal financial records. 2019 EBITDA was approximately $1.8 million (unaudited), and 2024 EBITDA was approximately $10.2 million (audited). This represents a compound annual growth rate (CAGR) of approximately 41.5%, calculated using the standard CAGR formula:**CAGR = (Ending Value / Beginning Value) ^ (1 / Number of Years) – 1.**

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this

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THE SECURITIES ARE BEING OFFERED BY CONSUMERDIRECT, INC., A NEVADA CORPORATION (THE "COMPANY"), PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN, AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT

FOR

SERIES B NON-VOTING COMMON STOCK

OF

CONSUMERDIRECT, INC.

A NEVADA CORPORATION

To: ConsumerDirect, Inc.
        Attn: David Coulter, CEO
        2983 Michelson Drive
        Irvine, CA 92612
        david@consumerdirect.com

1.   Sale and Issuance of Securities.

(a)   ConsumerDirect, Inc., a Nevada corporation (the "Company"), proposes to sell and issue to one or more purchasers (each, a "Purchaser"), in its sole discretion, pursuant to subscription agreements in the form of this Subscription Agreement (this "Agreement"), a maximum of 15,151,515 shares of Series B Non-Voting Common Stock of the Company (the "Shares" or the "Securities") at a purchase price of $0.33 per Share for a maximum offering amount of $4,999,999.95 (the "Offering"), in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated May 15, 2025 (the "Form C"). The undersigned (the "Purchaser") understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Act"), and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

(b)   Purchaser shall be eligible to receive additional Bonus Shares, consisting of Series B Non-Voting Common Stock of the Company, as set forth in the Form C. To be eligible for Bonus Shares, Purchaser's investment must be funded and accepted by the Company on or before the applicable deadline set forth in the Form C. The number of Bonus Shares will effectively act as a discount to the price at which the Company is offering its Securities. For the avoidance of doubt, the Company may terminate this Offering at any time.

(c)   The closing of the purchase and sale of Securities (each, a "Closing") shall take place on a rolling basis at the discretion of the Company after the Company has reached its minimum subscription goal of $20,000. Upon each Closing, the Company will deposit the funds received into its general operating account, where such funds will be immediately available for the Company to utilize at its discretion.

2.   Subscription for Shares.

2.1   Subject to the terms of this Agreement and the provisions of the Form C, the undersigned Purchaser hereby subscribes for and offers to purchase the number of Shares set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto. This subscription may be rejected in whole or in part by the Company, in its sole discretion. Purchaser understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a Closing (as defined below). Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Agreement. Notwithstanding anything contained herein to the contrary, in the event that the Company determines not to accept the Purchaser's subscription hereunder, the Company shall return the Purchaser's funds without interest or deduction, and this Agreement will be void and have no force or effect. Following Closing, the obligations of Purchaser hereunder shall be irrevocable.

2.2   Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from Subscriber by ACH, credit card, or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the

Securities owned by Subscriber or a custodian holding for Subscriber as beneficial owner reflected on the books and records of the Company as recorded by DealMaker Transfer Agent LLC, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of Purchaser. The Purchaser has been advised that neither the Securities nor the Offering has been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, but is being offered and sold pursuant to exemptions from such laws, specifically Regulation CF, and the availability of such exemptions is predicated in part on the Purchaser's representations contained herein. The Purchaser acknowledges that the Company is relying in part on the Purchaser's representations and warranties contained in this Section 3 for the purpose of qualifying for applicable exemptions from registration or qualification pursuant to federal or state securities laws, rules and regulations. Accordingly, the Purchaser hereby represents and warrants to the Company as follows:

3.1   Acknowledgement. By executing this Agreement, Purchaser acknowledges that Purchaser has received this Agreement, a copy of the Offering Statement filed with the SEC, and any other information required by Purchaser to make an investment decision. Further:

(a)   Purchaser acknowledges that Purchaser has read the educational materials on the landing page, and has been informed of Purchaser's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Agreement is accepted by the Company, there is no cancelation right;

(b)   Purchaser acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company; and

(c)   Purchaser acknowledges that Purchaser has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

3.2   Authority. Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, to enter into this Agreement, and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Purchaser or any investment guideline or restriction applicable to Purchaser.

3.3   Residency. For purposes of the application of state securities laws, the Purchaser represents that the Purchaser is a bona fide resident of, and/or is domiciled in, the state set forth in such Purchaser's residence address on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

3.4   Compliance with Laws. Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Purchaser is subject or in which Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

3.5   Investment Totals Under Regulation CF. Including the amount set forth on the signature page hereto, in the past twelve-month period, Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

3.6   Information Concerning the Company.

(a)   Purchaser has reviewed a copy of the Form C. With respect to information provided by the Company, Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

(b)   Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Purchaser represents that Purchaser is able to bear any and all loss associated with an investment in the Securities.

(c)   Purchaser confirms that Purchaser is not relying and will not rely on any communication (written or oral) of the Company, Novation Solutions Inc. o/a DealMaker ("DealMaker"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. Purchaser understands that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, DealMaker, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, DealMaker, nor any of their respective affiliates is acting or has acted as an advisor to Purchaser in deciding to invest in the Securities. Purchaser acknowledges that neither the Company, DealMaker, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Purchaser's authority or suitability to invest in the Securities.

(d)   Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(e)   Each of Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing.

(f)   Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering.

(g)   Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(h)   Purchaser acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and receive a full refund. Purchaser understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that might affect Purchaser's investment decision, but that once a Closing occurs, no refund may occur.

3.7   No Guaranty. Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to Purchaser regarding the legality of an investment in the Securities under applicable securities or similar laws or regulations. In deciding to purchase the Securities, Purchaser is not relying on the advice or recommendations of the Company, and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

3.8   Experience. Purchaser has such knowledge, skill and experience in business, financial, and investment matters that Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Purchaser's own professional advisors, to the extent that Purchaser has deemed appropriate, Purchaser has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Purchaser has considered the suitability of the Securities as an investment in light of Purchaser's own circumstances and financial condition, and Purchaser is able to bear the risks associated with an investment in the Securities.

3.9   Restrictions on Transfer or Sale.

(a)   Purchaser is acquiring the Securities solely for Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Purchaser understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Purchaser and of the other representations made by Purchaser in this Agreement. Purchaser understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b)   Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder, provide in substance that Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom, or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Purchaser understands that Purchaser must bear the economic risks of holding the investment in the Securities for an indefinite period of time.

(c)   Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing (collectively, "Transfer"), except (A) pursuant to Rule 501 of Regulation Crowdfunding and (B) in accordance with restrictions on Transfer as set forth in the Company's bylaws as may be amended from time to time.

3.10   OFAC. Neither the Purchaser nor its affiliates (i) has been designated as a "specifically designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"); (ii) is in violation of the regulations of OFAC or any statute or executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or subject to any governmental action relating thereto; or (iii) has used or will use funds from illegal activities for any payments made pursuant to this Agreement.

3.11   Anti-Corruption Laws. Neither the Purchaser nor any of its affiliates is in violation of any Anti-Corruption Laws. "Anti-Corruption Laws" mean collectively: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder; (ii) any applicable legislation or regulation implementing the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions; and (iii) all other applicable laws, regulations, orders, judicial decisions, conventions and international financial institution rules regarding domestic or international corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities, or lawful expenses to public officials and private persons, agency relationships, commissions, lobbying, books and records, and financial controls.

3.12   Laws of Applicable Jurisdiction. If the Purchaser is not a United States person, such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Purchaser's subscription and payment for, and his, her or its continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.13   Accuracy of Representations. The foregoing representations and warranties are true and accurate as of the date hereof, will be true and accurate as of the date of the delivery of the funds to the Company, and will survive such delivery and be deemed to have been reaffirmed and confirmed as of the closing applicable to this subscription. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, the Purchaser will so notify the Company in writing, specifying which representations and warranties are not true and accurate and the reasons therefor.

4.   Representations and Warranties of the Company. As of the date of acceptance of Purchaser's subscription, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of the state of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable.

(c)   The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of Purchaser's representations and warranties set forth in Section 3 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (i) for such filings as may be required under Regulation CF, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.   Indemnification by the Purchaser. The Purchaser shall indemnify, hold harmless and defend the Company and its affiliates, shareholders, directors, officers, employees, representatives, agents, attorneys, successors and assigns with respect to any and all losses, damages, expenses, claims, actions or liability (including, without limitation, reasonable attorneys' fees and costs) any of them may incur as a result of the breach or inaccuracy of any of the representations and warranties of the Purchaser or nonfulfillment of or failure to perform any covenant or agreement by the Purchaser set forth in this Agreement.

6.   Legends. The Purchaser hereby consents to the placement of one or more legends on any certificate or other document evidencing the Securities to the effect that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement and the Bylaws. The Purchaser further consents to the Company making an appropriate notation in its records with respect to the restrictions on the transferability of such Securities. Purchaser acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives Purchaser's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7.   Miscellaneous

(a)   <u>Survival of Representations and Warranties</u>. The warranties, representations and covenants contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the closing applicable to this subscription.

(b)   <u>Entire Agreement</u>. This Agreement, the Charter, and the Bylaws constitute the entire, final, complete and exclusive agreement among the parties hereto with respect to the purchase and sale of the Securities, and supersedes all prior arrangements or understandings with respect thereto and may not be contradicted, explained or supplemented by evidence of any prior agreement, any contemporaneous oral agreement or any inconsistent additional terms.

(c)   <u>Governing Law; Consent to Jurisdiction; Waiver of Jury Trial</u>.

(i)   This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Nevada, without reference to conflicts of law principles that would require the application of any other law.

(ii)   Each party hereto hereby irrevocably consents, agrees to and submits to the exclusive jurisdiction and venue of, any federal or state court located in Nevada, with respect to any claim or cause of action arising under or relating to this Agreement. Each party hereto hereby waives any objection based on *forum non conveniens* and waives any objection to venue of any action instituted hereunder. If any legal action or other proceeding is brought in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees, accounting fees, and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BYLAWS, OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.

(iii)   BY EXECUTING THIS AGREEMENT, EACH PARTY ACKNOWLEDGES THAT IT HAS HAD THE ABILITY AND OPPORTUNITY (WHETHER OR NOT TAKEN) TO SECURE THE ADVICE OF INDEPENDENT LEGAL COUNSEL OF ITS OWN CHOOSING WITH RESPECT TO THE ADVISABILITY OF EXECUTING AND ENTERING INTO THIS AGREEMENT, AND THE LEGAL EFFECT OF ANY PROVISION OF THIS AGREEMENT, THE CHARTER AND THE BYLAWS. THE PARTIES HERETO THEREFORE STIPULATE AND AGREE THAT THE RULE OF CONSTRUCTION TO THE EFFECT THAT ANY AMBIGUITIES ARE TO BE OR MAY BE RESOLVED AGAINST THE DRAFTING PARTY SHALL NOT BE EMPLOYED IN THE

INTERPRETATION OF THIS AGREEMENT, THE CHARTER OR THE BYLAWS TO FAVOR ANY PARTY AGAINST ANOTHER. THE PURCHASER FURTHER ACKNOWLEDGES THAT IT HAS HAD THE OPPORTUNITY (WHETHER OR NOT TAKEN) TO HAVE THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF JURY TRIAL SET FORTH ABOVE FULLY EXPLAINED TO THE PURCHASER BY INDEPENDENT LEGAL COUNSEL.

(d)   <u>Successors and Assigns</u>. This Agreement and the covenants and agreements contained herein shall be binding on, and inure to the benefit of, the heirs, executors, administrators, personal representatives, successors and permitted assigns of the respective parties hereto.

(e)   <u>Counterparts</u>. This Agreement may be executed simultaneously in one or more counterparts by original or electronic signature, and all such counterparts taken together will constitute one and the same Agreement.

(f)   <u>Severability</u>. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

(g)   <u>Anti-Terrorism Matters</u>. The Purchaser hereby authorizes the Company to take, without prior notice to the Purchaser, such action as it determines to be reasonably necessary or advisable to comply, or to cause the Company to comply, with any anti-terrorist laws, rules, regulations, directives or special measures. Without limiting the foregoing, the Company may disclose any information concerning the Company or the Purchaser necessary to comply with such laws, rules, regulations, directives or special measures, and the Purchaser shall provide the Company, promptly upon request, all information the Company reasonably deems necessary or advisable to comply with such laws, rules, regulations, directives or special measures.

(h)   <u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail (with read receipt) or facsimile (with confirmation of delivery) during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Any notices and other communications in connection herewith shall be properly addressed if sent to the address set forth on the signature page hereto for the party or if sent to such other address as either such party shall designate to the other party by written notice.

(i)   <u>Additional Information; Further Assurances</u>. The Purchaser agrees to provide to the Company such additional information regarding the Purchaser as the Company may reasonably request in order to assure or demonstrate compliance with applicable securities law or other laws or for any other legitimate purpose. The Purchaser further agrees to execute and deliver all such other and additional instruments and documents and do all such other acts and things as may be necessary or desirable to more fully effectuate this Agreement or transactions contemplated herein. This provision shall survive the termination of this Agreement.

8.   Voting Proxy. Purchaser shall and hereby does appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by Purchaser pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Purchaser is an individual, will survive the death, incompetency and disability of Purchaser and, so long as Purchaser is an entity, will survive the merger or reorganization of Purchaser or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Act covering the offer and sale of the Company's common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Company's common stock.

[Remainder of page intentionally left blank]

ConsumerDirect, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series B Shares of ConsumerDirect, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Series B Shares** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: / If the Subscriber is not an individual:
	☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant
	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
	Social Security Number of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

ConsumerDirect, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **ConsumerDirect, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in ConsumerDirect, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in ConsumerDirect, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

ConsumerDirect, Inc.

Financial Statements

December 31, 2024 and 2023

ConsumerDirect, Inc.

Table of Contents
December 31, 2024 and 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ConsumerDirect, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ConsumerDirect, Inc. (the Company) as of December 31, 2024 and 2023 and the related statements of income, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Other Assets

As discussed in Note 2 and 12 to the financial statements, the Company has capitalized software development costs in accordance with ASC 350-40.

Auditing management's calculation of the fair value of capitalized software can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation.

To evaluate the appropriateness of the fair value determined by management, we examined and evaluated the inputs management used in calculating the fair value of the capitalized software. We also explained the useful lives associated with the software. We considered the current cash flows of the software as well as the Company's historical trends.

M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company's auditor since 2025

The Woodlands, TX

April 29, 2025

ConsumerDirect, Inc.
BALANCE SHEETS
December 31, 2024 and 2023

ASSETS

	2024	2023
Current assets		
Cash and restricted cash	$ 4,540,908	$ 1,770,202
Accounts receivable, net (Note 2)	1,481,469	2,032,921
Other receivables	370,326	105,733
Income taxes receivable	112,153	-
Inventories	502,381	508,931
Lease receivable	-	62,189
Prepaid expenses and other current assets	1,135,025	1,047,884
Total current assets	8,142,262	5,527,860
Property and equipment, net (Note 5)	3,211,883	1,385,493
Capitalized software, net (Note 12)	17,037,461	16,165,633
Patents, trademarks, and domains, net (Note 13)	664,896	674,079
Accounts receivable, long term	217,205	-
Deferred tax asset (Note 14)	389,633	510,238
Deposits	153,183	284,138
Total assets	$ 29,816,523	$ 24,547,441

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2024	2023
Current liabilities		
Accounts payable	$ 14,860,449	$ 11,861,299
Accrued expenses (Note 7)	40,961	161,709
Deferred revenue (Note 3)	34,086	13,294
Line of credit (Note 8)	-	1,062,500
Deferred gain on lease modification	-	228,856
Current portion of term loan payable (Note 9)	1,593,750	-
Current portion of equipment notes payable (Note 10)	405,473	107,806
Total current liabilities	16,934,719	13,435,464
Line of credit (Note 8)	4,161,320	12,765,082
Term loan payable, less current maturities (Note 9)	5,312,500	-
Equipment notes payable, less current maturities (Note 10)	929,816	150,432
Accrued contingent legal liability (Note 17)	1,300,000	1,300,000
Other liabilities	37,833	177,449
Total liabilities	28,676,188	27,828,427
Stockholders' equity (deficit)		
Preferred stock: Series A-1, $0.001 par value, 779,983,265 shares authorized, and 779,983,265 and 779,983,265 shares issued and outstanding, with a liquidation preference of $4,703,299 and $4,703,299 as of December 31, 2024, and 2023, respectively (Note 11)	779,983	779,983
Common stock, Series A, $0.001 par value, 2,000,000,000 shares authorized, and 311,378,639, and 311,311,972 shares issued and outstanding as of December 31, 2024 and 2023, respectively (Note 11)	311,359	311,292
Common stock, Series B, $0.001 par value, 2,000,000,000 shares authorized, and 4,995,127 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively (Note 11)	4,995	-
Additional paid-in capital (Note 11)	2,895,089	2,426,315
Receivable from shareholder	(6,989,073)	(9,020,943)
Retained earnings	4,137,982	2,222,367
Total stockholders' equity (deficit)	1,140,335	(3,280,986)
Total liabilities and stockholders' equity (deficit)	$ 29,816,523	$ 24,547,441

4

ConsumerDirect, Inc.
STATEMENTS OF INCOME
Years Ended December 31, 2024 and 2023

	2024	2023
Revenue, net (Note 3)	$ 93,223,418	$ 84,355,223
Cost of revenues (Note 2)	11,792,157	9,992,271
Gross profit	81,431,261	74,362,952
Selling, general and administrative expenses		
Marketing costs and referral share (Note 2)	53,016,293	47,216,366
General and administrative expenses (Note 2)	23,794,335	25,711,081
Total selling, general and administrative expenses	76,810,628	72,927,447
Income from operations	4,620,633	1,435,505
Financial income (expense)		
Interest and finance expense	(2,986,716)	(2,223,632)
Other income	-	-
Interest income	186,570	150,598
Other expense	15,576	(34,343)
Gain on modification of lease (Note 16)	228,856	515,376
Total financial (expense)	(2,555,714)	(1,592,001)
Income (loss) before income taxes	2,064,919	(156,496)
Provision for (benefit from) Income tax (Note 14)	149,304	(788,384)
Net income	**$ 1,915,615**	**$ 631,888**
Earnings per common share:		
Basic	$ 0.0061	$ 0.0020
Diluted	$ 0.0016	$ 0.0005
Weighted-average shares outstanding:		
Basic	315,598,523	311,311,972
Diluted	1,173,431,788	1,169,145,237

ConsumerDirect, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2024 and 2023

	Preferred Stock: Series A-1		Common Stock: Series A		Common Stock: Series B		Receivable From Stockholder	Additional Paid-In Capital	Retained Earnings	Stockholders' Equity (Deficit)
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount				
Balance – December 31, 2022	779,983,265	$ 779,983	311,311,972	$ 311,292	-	$ -	$ (6,712,208)	$ 2,426,315	$ 2,227,025	$ (967,593)
Impact from change in accounting principle - ASU 2016-13	-	-	-	-	-	-	-	-	(636,546)	(636,546)
Receivable from stockholder	-	-	-	-	-	-	(2,308,735)	-	-	(2,308,735)
Net income	-	-	-	-	-	-	-	-	631,888	631,888
Balance – December 31, 2023	779,983,265	$ 779,983	311,311,972	$ 311,292	-	$ -	$ (9,020,943)	$ 2,426,315	$ 2,222,367	$ (3,280,986)
Issuance of Common stock: Series A for services			66,667	67				3,266		3,333
Issuance of Common stock: Series B for cash					4,995,127	4,995		465,508		470,503
Receivable from stockholder	-	-	-	-	-	-	2,031,870	-	-	2,031,870
Net income	-	-	-	-	-	-	-	-	1,915,615	1,915,615
Balance – December 31, 2024	779,983,265	$ 779,983	311,378,639	$ 311,359	4,995,127	$ 4,995	$ (6,989,073)	$ 2,895,089	$ 4,137,982	$ 1,140,335

6

ConsumerDirect, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024 and 2023

		2024		2023
Cash flows from operating activities				
Net income	$	1,915,615	$	631,888
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		5,570,285		4,750,353
Deferred taxes		120,604		(1,101,098)
Amortization of right of use assets		-		360,585
Noncash gain on modification of lease		(228,856)		(515,376)
Series A Voting Common stock issued for services		3,333		-
Changes in operating assets and liabilities				
Accounts receivable		141,916		(207,774)
Allowance for credit loss		192,331		(668,747)
Other receivables		(264,593)		(105,733)
Receivable from shareholder		-		68,036
Inventories		6,550		(245,152)
Lease receivable		62,189		(62,189)
Prepaid expenses and other current assets		(87,141)		(31,038)
Deposits		130,955		(200,000)
Accounts payable		2,999,150		2,014,813
Accrued expenses		(120,748)		27,857
Income taxes payable		(112,153)		471,483
Lease liability		-		33,272
Deferred revenue		20,792		(22,361)
Net cash provided by operating activities		10,350,229		5,198,819
Cash flows from investing activities				
Purchase of property and equipment		(1,425,752)		(245,063)
Capitalized software		(5,697,940)		(7,881,723)
Net cash used in investing activities		(7,123,692)		(8,126,786)
Cash flows from financing activities				
Advances from line of credit		-		1,827,582
Payments on line of credit		(1,166,262)		-
Proceeds from sale of common stock Series -B		470,503		-
Liability to future shareholders		(139,616)		177,449
Principal payments on equipment notes payable		(58,576)		
Principal payments on note payable		(1,593,750)		(72,498)
Payments received on receivable from shareholder		2,031,870		-
Advances to shareholder		-		(2,308,735)
Net cash flows provided by financing activities		(455,831)		(376,202)
Net change in cash and cash equivalents		2,770,706		(3,304,169)
Cash and restricted cash, beginning of year		1,770,202		5,074,371
Cash and restricted cash, end of year	**$**	**4,540,908**	**$**	**1,770,202**
Supplemental disclosures				
Cash paid during the year for:				
Taxes	**$**	**50,570**	**$**	**70,175**
Interest	**$**	**1,198,129**	**$**	**1,204,413**
Supplemental disclosures of noncash operating and financing activities				
Line of credit converted to note payable	**$**	**8,500,000**	**$**	**-**
ROU asset - reduction on amendment to operating lease	**$**	**-**	**$**	**3,241,476**
Lease liability - reduction on amendment to operating lease	**$**	**-**	**$**	**3,634,973**
ROU asset - recognized on new operating lease	**$**	**-**	**$**	**459,344**
Lease liability - recognized on new operating lease	**$**	**-**	**$**	**754,747**
Leasehold improvements provided as lease incentive	**$**	**-**	**$**	**295,403**
Equipment acquired through note payable	**$**	**1,135,627**	**$**	**330,736**

ConsumerDirect, Inc.

1. Business Activity

ConsumerDirect, Inc. ("ConsumerDirect" or "the Company") was incorporated in the state of Nevada on August 6, 2003. The Company is headquartered in Southern California and is engaged in building unique and patented technologies for the consumer money, credit and identity space, and offers credit monitoring services, enhanced with the Company's artificial intelligence engine called MaxAI.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements reflect the operating results and financial position of ConsumerDirect, Inc. in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision group, in deciding how to allocate resources and assessing performance. The Company's chief operating decision maker is the Company's Chief Executive Officer ("CEO"). The Company's CEO reviews financial information presented on a consolidated basis and makes decisions and allocates resources based on the Company as a whole. The Company has two operating and reportable segments; Growth - Direct to Consumer ("Growth – D2C") and Core - Business to Business to consumer ("Core – B2B2C"). The Company also reports expenses for Corporate, which provides support services to each segment. Details of segment results are discussed in Note 18 "Reportable Segments."

Restricted Cash

Amounts included in restricted cash represent those required to be set aside by a contractual agreement. The restriction will lapse when the cash held in escrow is disbursed to the Company at the close of the crowdfund raise, and the corresponding shares are issued. As of December 31, 2023, $177,449 was held in escrow, and the restriction lapsed, in 2024, when the cash held in escrow was disbursed to the Company at the close of the crowdfund raise, and the corresponding shares are issued. As of December 31, 2024, $300,000 was held in escrow for the purpose of securing a bond (See Note 17). In accordance with Accounting Standards Update ("ASU") No. 2016-18, Restricted Cash, the Company presents changes in restricted cash in the cash flow statement.

Accounts Receivable, Net

The Company provides its services to retail end users and business service customers throughout the United States. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history, the customer's current credit worthiness and various other factors. The Company continuously monitors collections and payments from its customers.

Accounts receivable, where collections are based on the customer's cash flows from users of the platform and timing of collections is indeterminable, have been classified as long term.

The Company's trade accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. Under the guidance found in Accounting Standards Codification ("ASC") Topic 326, the "expected credit loss" model replaces the previous incurred loss model and requires consideration of a broader range of information to estimate expected credit losses over the lives of the Company's trade accounts receivable.

The Company maintains an allowance for credit losses related to its trade accounts receivable for future expected credit losses resulting from the inability of its customers to make required payments. The Company estimates the allowance based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. The Company's estimate of credit losses includes expected current and future economic and market conditions. The Company does not charge interest on delinquent accounts receivable.

The following provides a reconciliation of the activity in the Allowance for Credit Losses and Customer Allowances:

	December 31, 2024	December 31, 2023
Opening balance	$ 223,459	$ 892,206
Net Provision adjustment	704,347	(47,546)
Write offs, net of recoveries	(486,688)	(621,201)
Ending Balance	$ 441,118	$ 223,459

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation and amortization, using the straight-line method over the estimated useful lives of the various classes of property, as follows:

Computer equipment	3-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	Lesser of useful life or term of lease

Capitalized Software

The Company capitalizes software costs incurred during the application development stage of software development where technological feasibility has been established, including costs incurred for design, coding, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility is established, any additional costs are capitalized. and the post-implementation and/or operation stage are expensed as incurred. In-process software developed is not amortized until it is available for its intended use. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, which is five years.

Patents, Trademarks and Domains

The Company accounts for patents, trademarks and domains as follows:

Expenses incurred to obtain new patents, trademarks and internet domains are capitalized. Once they are granted, the patents are amortized using the straight-line method over the estimated useful life of 10 years.

Trademarks and internet domains that have been classified as indefinite are tested annually for impairment. The Company evaluates a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment in which the intangible assets are utilized. In addition, when certain events or changes in operating conditions occur, an additional impairment assessment is performed, and indefinite-lived assets may be adjusted to a determinable life.

In the event that patents and trademarks are not granted, the capitalized amount is expensed.

Impairment of Long-Lived Assets, Capitalized Software, Patents, Trademarks and Domains

The Company tests indefinite-lived intangible assets, consisting of trademarks and internet domains, for impairment at year end, or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If the Company decides not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, the Company performs a quantitative assessment. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value.

Long-lived assets, including property and equipment, capitalized software and patents, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset.

US GAAP requires that the Company perform an assessment of impairment of long-lived assets capitalized software, patents, trademarks, and domains at least annually, or when there are indicators of impairment. Management determined that no impairment of long-lived assets capitalized software, patents, trademarks, and domains existed as of December 31, 2024 and 2023.

Cost of Revenues

The Company classifies expenses in costs of revenues that directly relate to information provided to consumers through the product and are comprised mainly of costs of credit and banking data provided to customers, and the costs of insurance provided to customers.

Marketing Costs and Referral Share

The Company classifies marketing costs and referral share expenses as sales commission expenses paid to third parties for customer generation, and continuance, and are comprised mainly of commissions paid for referrals, and recurring referral fees paid to partners for continuing customers.

General and Administrative Expenses

The Company classifies general and administrative expenses as internal or indirect costs for revenue and administrative support for all aspects of operations, and are comprised mainly of personnel-related costs, systems support, software development costs, merchant and bank charges, costs for professional and consulting services, and occupancy and facilities expenses of these functions.

Advertising Costs

Advertising expenses are charged to expense as incurred or for the first time the advertising takes place. For the years ended December 31, 2024 and 2023, advertising expense was $1,766 and $11,722, respectively.

Income Taxes

The Company files returns for federal and state income taxes. Income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to property and equipment, capitalized software, patents, trademarks, domains and allowance for doubtful accounts. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some of the portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2024, and 2023, there was no valuation allowance against deferred tax assets.

In accordance with U.S. GAAP, the Company will recognize the impact of tax positions, potential accrued interest and penalties, in the financial statements, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. To date, the Company has not recorded any uncertain tax positions.

Leases

Under ASC 842, the Company determines if an arrangement is a lease at contract inception, and are classified as either finance leases or operating leases with the associated right-of-use asset and lease liability measured at the net present value of future lease payments. Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the balance sheets. Operating lease charges are recorded in operating expenses in the statements of income.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide a readily determinable implicit rate, the Company has elected to use the risk-free rate for a period comparable to the lease term published by U.S. Department of the Treasury on the lease commencement date. The operating lease right-of-use asset also includes any lease payments made and excludes lease incentives. The Company does not separate lease and nonlease components for operating leases. The lease term includes options to extend or terminate when it is reasonably certain the option will be exercised. As of December 31, 2024, there were no options that were considered reasonably certain to be exercised. The Company recognizes lease expense for minimum lease payments on a straight-line basis over the lease term, while variable lease payments, such as common area maintenance, are recognized as incurred. The Company elected the practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases (i.e., leases with a term of 12 months or less).

The Company reviews operating leases for impairment on an ongoing basis. For right-of-use assets, circumstances that indicate that the carrying amount of such assets may not be fully recoverable may include the decision to leave a leased corporate office prior to the end of the minimum lease term or subleases from which estimated cash flows do not fully cover the costs of the associated lease. Impairments are recognized as a reduction of the carrying value of the right-of-use lease asset and related fixed assets. Lease impairment charges are recorded in operating expenses in the statements of income. Management determined that no impairment of right-of-use lease assets existed as of December 31, 2024 and 2023.

Earnings Per Share ("EPS")

Basic earnings per common share is calculated using the two-class method to determine income attributable to common shareholders. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under the two-class method. Income attributable to common shareholders is then divided by the weighted-average common shares outstanding for the period.

Diluted earnings per common share is calculated under the more dilutive of either the treasury method or the two-class method. For the diluted calculation, The Company increases the weighted-average number of shares of common stock outstanding by the assumed conversion of outstanding convertible preferred stock from the beginning of the year or date of issuance, if later, and the number of shares of common stock that would be issued assuming the exercise of stock options and warrants and the issuance of incentive shares using the treasury stock method. These adjustments to the weighted-average number of shares of common stock outstanding are made only when such adjustments will dilute earnings per common share. See Note 15 "Earnings Per Share" for additional information.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

The Company adopted the standard effective January 1, 2023, utilizing a cumulative-effect adjustment for all financial assets measured at amortized cost. As a result of the adoption, The Company recorded a transition adjustment, which included an $636,546 increase to the allowance for credit losses for accounts receivable, which is presented on the balance sheet as a reduction to the total amount of accounts receivable. In addition, the transition adjustment resulted in a decrease of $636,546 to beginning retained earnings as of January 1, 2023, which represents the cumulative effect of adopting FASB ASC 326.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures.* The amendments in this update are intended to improve reportable segment disclosure requirements, through enhanced disclosures about significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only reportable segment. In addition to the current requirements, the amendments require all segment profit or loss and asset disclosures to be provided on an annual and interim basis. The amendments are effective for fiscal years beginning after December 15, 2023 and will be effective for interim reporting periods beginning after December 15, 2024. The Company adopted ASU 2023-07 with no material effect on its financial statements other than the additional disclosure requirements which are included in Note 18 "Reportable Segments."

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024, and the adoption of this standard is not anticipated to have a significant impact on the Company's consolidated financial statements other than adding new disclosures, which the Company is currently evaluating.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*, which is intended to improve the decision-usefulness of expense information on public companies' income through disaggregation of relevant expense captions in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the financial statements and related disclosures.

3. **Sales and Revenue Recognition**

The Company recognizes revenue, in accordance with ASC Topic 606, *Revenue Recognition*, when the revenue recognition elements have been met. Revenue recognition is determined through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, the performance obligation is satisfied.

The Company derives revenue from 4 chains of customer service:

- Consumer Service Revenue - Direct to Consumer (D2C)

- Co-branding Services

- White Label Services

- Business Direct Services

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue generating activities that are invoiced to customers.

Consumer Service Revenue - Direct to Consumer (D2C)

The Company provides a monthly subscription to retail end users, either directly to the end user, or through a referral partner, where the end user is billed directly by the Company. There are instances, where the services are provided to the end user under a referral partner's name, when billing, collections and fulfillment of the services are the responsibility of the Company. Services are refundable for the first month of service, if cancelled and requested within 90 days of the first month. For the years ended December 31, 2024, and December 31, 2023, annual total refunds amounted to $874,722 and $923,177.

Each retail end user is entitled to receive a certain amount of specific reports per month. Additional reports are charged a pre-set fixed price, or stand-alone selling price (SSP). Unused services or reports are not carried forward but expire at the end of each billed month.

Other excluded reports and services are billed based on published SSP and are billed and paid when provided, which is usually instantaneous.

For each retail end user, the Company has an agreed upon terms and conditions, and receives payment at the beginning of the month, usually through payment via credit card. Payment of the monthly fee and acceptance of the terms and conditions signify an agreed upon contract and price, identifies the performance obligations in the contract and sets the transaction price. Any payments not received are not considered to be a contract. The Company provides a stand ready obligation to provide ScoreTracker, ScoreBuilder, ScoreBoost, credit monitoring, money manager, $1MM ID fraud insurance, credit report and scores from the bureaus, access to a billing and membership call center, and the ability to run other reports at a SSP. Stand ready obligations, require the Company to maintain the availability of the goods and services during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is, to stand ready to provide goods or services equally throughout the contract period and recognizes revenue over time on a straight-line time-based measure of progress. The Company does not allocate consideration, to the individual performance obligations, as they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each performance obligation. The Company tracks revenue from retail end users based on the source of referral to the Company.

The Company has evaluated the refund policy for the first month of new customers, and, as of December 31, 2024 and 2023, determined that the reserve for refunds was not considered significant.

For standalone reports, revenue is recognized at the point of payment and delivery, and which the delivery is instantaneous.

Co-Branding Services

The Company provides access to a website for a third party partner and operates as a shared brand by combining the partner's logo and information on the Company's platform when providing services to retail end users. Revenue is based on the service of providing the website marketing, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the co-brand partner. The fee paid by the retail end user on the platform under the co-branding service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user. Fees billed to the co-branding partner are based on the number of retail end users that the co-branding partner has obtained, in exchange for the co-branding services received, and are billed directly to the co-branding partner.

White Label Services

The Company builds websites for third parties who operate the website as their own brand but use the Company's platform to provide services to retail end users. Revenue is based on the service of providing the website, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the white label partner. The fee paid by the retail end user on the platform under the white label service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user.

The Company will build websites for third parties who operate as their own brand under the white label service offering. Licensed access is given to the Company's platform, containing the Company's intellectual property (IP), and the Company has the responsibility to keep the website and services operational for at least 98% of the monthly service period.

The IP transfer is considered symbolic in nature, as the Customer only receives the right to offer the results of the Company's IP to its customers but does not obtain access or retain the IP itself.

Business Direct Services

The Company's business direct service revenue comes from the following sources:

- Fees from the provision of services to partner companies

- Development fees for building white label websites

- Licensing fees for white label retail end users

- Product costs and surcharges

For each business direct service customer, the Company has an agreed upon terms and conditions, and receives payment within 15 - 30 days of providing the service. Each contract has an agreed upon price, identifies the performance obligations in the contract. The Company provides a stand ready obligation to provide a perpetual IP license to website information, for which no information is transferred or exchanged, and provide a right to access the product on a designated platform. Stand ready obligations require the Company to maintain the availability of the goods and services 24/7 during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is to stand ready to provide goods or services, equally throughout the contract period, and recognizes revenue over time on a straight-line time-based measure of progress. The Company combines separate promises in the contract into one single performance obligation because they are an integrated set of activities and they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each promise.

For stand-alone reports, revenue is recognized at the point of delivery.

Revenue by source is as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Retail end user revenue:		
Direct to customer	$ 9,339,879	$ 7,138,544
Affiliate and co-brand revenue	62,598,448	60,918,549
White label	15,198,564	11,505,738
Total retail end user	87,136,891	79,562,831
Business direct services	6,109,485	4,350,205
Other	463,733	457,223
Net change in provision for credit losses	(486,691)	(15,036)
Total revenue, net	$ 93,223,418	$ 84,355,223

Principal vs. Agent

For all significant revenue-generating arrangements, the Company records revenues on a gross basis, where the Company has the responsibility to collect for services rendered, and ultimately provide the platform and services to the end users. Any revenue sharing or commission agreements are remitted after collection and providing the services to the end user. Commissions and the share of revenue related to retail end user revenue is recognized in marketing costs and referral share.

Practical Expedients

The Company has elected to apply the practical expedient not to assess whether a contract has a significant financing component, since the Company's standard payment terms are less than one year at the time of the initial transaction.

Deferred Revenue

When the Company receives upfront payments from customers for services to be provided, the advance receipts are deferred and subsequently recognized ratably over the contract period. As of December 31, 2024 and 2023, the Company had deferred revenue of $34,086 and $13,294, respectively.

4. Risks and Uncertainties

Cash

The Company maintains its cash balances in financial institutions which, from time to time, exceed amounts insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing and non-interest-bearing accounts per bank. As of December 31, 2024 and 2023, the Company had deposits in excess of federally insured amounts of $3,508,731 and $839,942, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers

For the year ended December 31, 2024, one customer accounted for 17.4% of revenues. For the year ended December 31, 2023, one customer accounted for 11.8% of revenues. As of December 31, 2024, one customer accounted for 16% of accounts receivable. As of December 31, 2023, one customer accounted for 24% of accounts receivable.

Vendors

For the year ended December 31, 2024, one vendor accounted for approximately 11% of purchases. For the year ended December 31, 2023, one vendor accounted for approximately 20% of purchases. As of December 31, 2024, one vendor accounted for approximately 31% of accounts payable. As of December 31, 2023, one vendor accounted for approximately 20% of accounts payable.

5. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2024	2023
Computer equipment	$ 1,697,256	$ 1,080,701
Furniture and fixtures	1,696,840	1,030,869
Leasehold improvements	-	722,593
	3,394,096	2,834,163
Accumulated depreciation	(1,500,547)	(1,448,670)

Construction in progress		1,318,334	-
Total	$	3,211,883	$ 1,385,493

For the years ended December 31, 2024 and 2023, depreciation expense amounted to $700,684 and $550,523, respectively.

6. Receivable From Stockholder

In October 2020, the Company entered into a revolving line of credit agreement with a stockholder. The revolving line of credit allows advances to the stockholder through October 2025 in amounts not to exceed 10% of the Company's uncollateralized cash at time of advance request, not to exceed one advance request per month. The agreement will automatically renew for successive one-year terms immediately after October 2025, unless terminated by the Company or the stockholder upon 30-day notice.

Advances on the line of credit bear interest at the applicable monthly Applicable Federal Rate (AFR) published by the Internal Revenue Service at the date of the advance ranging from 0.39% to 4.92% on advances made through December 31, 2024. Interest only payments are due on a monthly basis with unpaid principal balance due five years from the date of the advance. In years where the interest is not paid, per the agreement, unpaid interest in the respective year become a portion of the principal outstanding for that year. For the year ended December 31, 2024, no interest payments were made. During the year ended December 31, 2024, the stockholder repaid $2,031,870. All accrued interest was classified as principal for the year ended December 31, 2024. For the year ended December 31, 2023, no interest payments were made. All interest was classified as principal for the year ended December 31, 2023. At maturity, the note may be settled through cash payment equal to the outstanding balance as stipulated in the agreement.

As of December 31, 2024 and 2023, accrued unpaid interest receivable on the receivable from stockholder amounted to $186,424 and $153,457, respectively.

As of December 31, 2024, scheduled repayments on the advances to stockholder are as follows:

Year Ending December 31:		
2025	$	-
2026		1,618,891
2027		2,875,023
2028		2,308,735
2029		186,424
Total	$	6,989,073

7. Accrued Expenses

Accrued expenses consisted of the following as of December 31:

		2024		2023
Commissions	$	18,000	$	43,534
Interest payable		21,294		118,175
Other		1,667		-
Total	$	40,961	$	161,709

8. Line of Credit

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%. The amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

On June 6, 2024, the Company entered into a third amendment on the line of credit. This amendment converted $8,500,000 to a term loan. The total borrowing base was on the line of credit was reduced to $6,000,000, with monthly interest only payments due commencing July 1, 2024, and any remaining principal and interest balance due June 6, 2026. As of December 31, 2024, the remaining outstanding balance was $4,015,000. The line is secured by substantially all of the Company's assets.

During the year ended December 31, 2024, the Company converted $8,500,000 of the outstanding line of credit to a term loan, with quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2024, the remaining outstanding balance was $6,906,250, of which $1,593,750 is current. The term loan is secured by substantially all of the Company's assets

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver as of December 31, 2024.

During the year, the Company entered into an $1,500,000 equipment line of credit with the same bank as the line of credit. The Equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit. Prior to conversion, interest only payments are due monthly, with a maturity date of October 31, 2024, if not converted. When converted to a term loan, the loan requires monthly principal and interest payments for 36 months from the date of conversion, with an interest rate at the then current line of credit interest rate. As of December 31, 2024, $146,320 was outstanding on the equipment line of credit, and converted to a term loan in March 2025.

As of December 31, 2023, $327,582 was outstanding on the equipment line of credit, and was converted to a note payable in May 2024.

9. Term Loan Payable

On June 6, 2024, the Company entered into a third amendment on the line of credit. This amendment converted $8,500,000 to a term loan.

The term loan has quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2024, the remaining outstanding balance was $6,906,250. The term loan is secured by substantially all of the Company's assets.

The term loan contains the same financial and nonfinancial covenants as the line of credit with which the Company was in compliance with or had obtained a waiver as of December 31, 2024.

The following is a schedule, by years, of the future minimum principal payments on the Company's term loan payable:

Fiscal Years Ending	
2025	$ 1,593,750
2026	5,312,500
Total	**$ 6,906,250**

10. Equipment Notes Payable

In May 2023, the Company entered into a promissory note agreement with JP Morgan Chase Bank for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

In April 2024, the Company entered into a promissory note agreement with JP Morgan Chase Bank for $327,582 with an interest rate of 8.74% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,377 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

In September 2024, the Company entered into promissory note agreements with 4 lenders for a total of $989,307 with interest rates ranging from 6.64% to 10.87% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay combined monthly installments of principal and interest in the amount of $22,707 for up to 60 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

As of December 31, 2024, scheduled repayments are as follows:

Year Ending December 31:	
2024	$ 405,473
2025	357,556
2026	251,756
2027	211,819
2028	108,685
Total	**$ 1,335,289**

11. Equity

During the year ended December 31, 2023, the Company amended its articles of incorporation to increase the authorized stock to a total of 5,000,000,000, comprised of 4,000,000,000 common stock, and 1,000,000,000 preferred stock.

The Company reclassified the common stock as 2,000,000,000 authorized Series A Common Voting Stock, and authorized 2,000,000,000 Series B Non-Voting Common Stock.

During the year ended December 31, 2023, the Company entered into agreements to issue shares of Series B Non-Voting Common Stock in a crowdfunding offering for cash proceeds, net of fees of $177,449. The proceeds are held in escrow until 21 days have elapsed since the payment is received. The Series B Non-Voting Common Stock will be issued when the restricted cash is released. As of December 31, 2023, the Company has recorded such amounts in other liability for the $177,449 of Series B Non-Voting Common Stock to be issued.

In 2024, the Company finalized the crowdfunding offering, and issued 4,785,205 Series B Non-Voting Common shares for total proceeds, net of fees, of $460,503, of which $283,054 was received in 2024.

In 2024, the Company issued 126,588 Series B Non-Voting Common shares to the crowdfunding platform as offering costs.

The Company issued an additional 83,334 shares of Series B Non-Voting Common Stock for cash proceeds of $10,000 in 2024.

The Company issued an additional 66,667 shares of Series A Voting Common Stock for services, with a fair value of $3,333 in 2024.

Common Stock – Series A Voting Common Stock ("Series A")

The significant features of the Company's Series A, with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series A are entitled to receive dividends of the Company when and as declared by the Board, subject to the rights of holders of the Preferred Stock and all other classes of stock at the time outstanding having prior rights as to dividends, and subject to the other limitations provided in the Articles. Such dividends on Series A do not accrue and are not cumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A shall be entitled to be paid out of the available funds and assets after all Preferred Stockholders are paid out.

Voting Rights

The holders of Series A Voting Common Stock are entitled to one vote per share of Common Stock held by the stockholder.

Conversion Rights

The holders of Series A Voting Common Stock are entitled at the holder's discretion to convert and Series A into Series B at any time, and a rate of 1 to 1.

Common Stock – Series B Non-Voting Common Stock ("Series B")

The significant features of the Company's Series B, with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series B are entitled to receive dividends of the Company when and as declared by the Board, subject to the rights of holders of the Preferred Stock and all other classes of stock at the time outstanding having prior rights as to dividends, and subject to the other limitations provided in the Articles. Such dividends on Series B do not accrue and are not cumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B shall be entitled to be paid out of the available funds and assets after all Preferred Stockholders are paid out.

Voting Rights

Series B Non-Voting Common Stock are non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation.

Preferred Stock

The Company's authorized Preferred Stock is separated into different series and classes of Preferred Stock. For the years ended December 31, 2024, and 2023, the Company had 1,000,000,000 total Preferred Stock authorized to be issued.

For the years ended December 31, 2024, and 2023, the Company had 779,983,265, and 779,983,265, of Series A-1 Preferred Stock authorized, issued and outstanding, respectively. The Series A-1 Preferred Stock have an original issue price of $0.00603.

The significant features of the Company's Preferred Stock with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series A-1 Preferred Stock are entitled to receive dividends of the Company when and as declared by the Board and participate pro rata with the holders of Common Stock in any dividends paid on Common Stock on an as-if-converted basis.

Liquidation Preference

All stock classes, in order of liquidation preference are as follows:

- Series A-1 Preferred Stock

- Common stock

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A-1 Preferred Stock are to be paid out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to the sum of $0.00603 per share, plus unpaid dividends on such shares.

The liquidation preference rates are each subject to adjustment for any subsequent stock splits, stock dividends, or reclassifications.

Conversion Rights

Each outstanding share of Preferred Stock is convertible, at the option of the holder, into fully paid and non-assessable shares of Series A Voting Common Stock, and is determined by dividing the original issue price applicable to such share by the conversion price applicable to such share and shall be subject to certain adjustments in the event of issuance of any additional stock without consideration or for a consideration per share less than the conversion price applicable to such series of Preferred Stock in effect immediately prior to the issuance of such additional stock, as well as stock splits, dividends and combinations.

Any declared and unpaid dividends payable is payable in cash upon conversion.

Voting Rights

The holders of Series A-1 Preferred Stock are entitled to the number of votes equal to five times the number of shares of Common Stock into which such share of Preferred Stock could be converted. The holders of the Series A-1 Preferred Stock, exclusively and as separate classes, are entitled to elect one director of the Company.

Warrants

Warrants
From time to time, the Company issues warrants to purchase shares of Series A Voting common stock. The following table represents the activity for warrants outstanding, exchanged, and issued for the years ending December 31, 2024 and 2023.

	Shares
Balance outstanding at December 31, 2022	77,850,000
Granted	-
Exercised	-
Cancelled/forfeited	-
Balance outstanding at December 31, 2023	**77,850,000**
Granted	-
Exercised	-
Cancelled/forfeited	-
Balance outstanding at December 31, 2024	**77,850,000**

The following table summarizes information about warrants outstanding and exercisable at December 31, 2024:

Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (In Years)
$0.0001	75,000,000	6.0
$0.001	2,850,000	6.0

12. Capitalized Software, Net

Capitalized software, net consisted of the following as of December 31:

	2024	2023
Internally developed software	$ 32,364,318	$ 26,666,378
Accumulated amortization	(15,326,857)	(10,500,745)
Total	$ 17,037,461	$ 16,165,633

During the years ended December 31, 2024 and 2023, amortization expense related to capitalized software amounted to $4,827,188 and $4,190,646, respectively.

In-process capitalized software at December 31, 2024 was not available for general release to customers as of the balance sheet date and therefore not included in the table below. Amortization expense of capitalized software available for general release to customers as of December 31, 2024 is as follows for all future years:

Year Ending December 31:	
2025	$ 5,802,143
2026	5,163,751
2027	3,224,320
2028	1,783,173
Thereafter	520,678
Total	$ 16,494,065

13. Patents, Trademarks and Domains

The following is a summary of the intangible assets:

		As of December 31, 2024		
	Life (years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Patents	10	$ 768,234	$ 697,828	$ 70,406
Trademarks	Indefinite	28,710	-	28,710
Internet domains	Indefinite	565,780	-	565,780
		$ 1,362,724	$ 697,828	$ 664,896

		As of December 31, 2023		
	Life (years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Patents	10	$ 768,234	$ 688,645	$ 79,589
Trademarks	Indefinite	28,710	-	28,710
Internet domains	Indefinite	565,780	-	565,780
		$ 1,362,724	$ 688,645	$ 674,079

During the years ended December 31, 2023 and 2022, amortization expense related to patents amounted to $9,183 and $9,183, respectively.

Amortization expense of amortizing intangibles as of December 31, 2024 is as follows for all future years:

Year Ending December 31:		
2025	$	9,183
2026		9,183
2027		9,183
2028		9,183
2029		9,183
Thereafter		24,491
Total	$	70,406

14. Income Taxes

The provision for (benefit from) income taxes consisted of the following as of December 31:

		2024		2023
Current	$	116,273	$	800
Deferred:				
Federal		58,858		(577,319)
State		(25,827)		(211,865)
Total deferred		33,031		(789,184)
Total provision for (benefit from) income taxes	$	149,304	$	(788,384)

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities as of December 31, 2024 and 2023 was as follows:

		2024		2023
Deferred tax assets:				
Allowance for credit losses	$	107,192	$	66,680
Other		3,650		117
Nondeductible business interest		183,118		227,742
Net operating loss carryforwards		1,358,621		1,491,976
Research and development credit carryforwards		1,446,760		1,538,145
Total deferred tax assets		3,099,341		3,324,660
Deferred tax liability:				
Depreciation		(394,345)		(204,852)
Amortization		(174,436)		(174,133)
Internally developed software		(2,073,978)		(2,354,622)
State taxes		(66,949)		(80,815)
Total deferred tax liabilities		(2,709,708)		(2,814,422)
Net Deferred Tax Asset (liability)	$	389,633	$	510,238

As of December 31, 2023, the Company has federal net operating loss carryforwards of approximately $635,000, which do not expire, but are limited to 85% of taxable income per year.

As of December 31, 2024, the Company has state net operating loss carryforwards of approximately $15,369,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2023, the Company has state net operating loss carryforwards of approximately $15,369,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2024, the Company has federal and state research and development credit carryforwards of approximately $903,000, and $544,000, which begin to expire in 2025, and 2029 for federal and state tax purposes, respectively.

As of December 31, 2023, the Company has federal and state research and development credit carryforwards of approximately $1,076,000, and $463,000, which begin to expire in 2024, and 2029 for federal and state tax purposes, respectively.

15. Earnings Per Share

	2024	2023
Basic		
Net income	$ 1,915,615	$ 631,888
Net income attributable to common shareholders	1,915,615	631,888
Basic weighted-average common shares outstanding	315,598,523	311,311,972
Basic earnings per common share	$ 0.0061	$ 0.0020
Diluted		
Net income attributable to common shareholders	$ 1,915,615	$ 631,888
Basic weighted-average common shares outstanding	315,598,523	311,311,972
Diluted potential common shares	857,833,265	857,833,265
Diluted weighted-average common shares outstanding	1,173,431,788	1,169,145,237
Diluted earnings per common share	$ 0.0016	$ 0.0005

16. Leases

The Company's lease obligations are real estate operating leases used in operations. For any lease with an initial term in excess of 12 months, the related lease assets and liabilities are recognized on the balance sheet as either operating or finance leases at the inception of an agreement where it is determined that a lease exists. Lease and nonlease components, where the payment is based on a fixed amount, index or rate, are separated and allocated based on their stand-alone price for all classes of assets. Nonlease components, where the payment is not based on a fixed amount, index or rate are excluded from the calculation of the lease liability and right-of-use asset and are accounted for based on the underlying principles of the incurred charges.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases are recognized on a straight-line basis over the lease term. As of December 31, 2024 and 2023, short term lease expense was $16,589 and $30,158, respectively.

Operating lease assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are recognized based on the present value of future payments over the lease term at the commencement date. Since the leases generally do not provide an implicit rate, the Company uses the risk-free rate for a period comparable to the lease term published by U.S. Department of the Treasury on the lease commencement date. Lease terms generally do not include options to extend or terminate the lease unless it is reasonably certain that the option will be exercised. Fixed payments may contain predetermined fixed rent escalations. The Company recognizes the related rent expense on a straight-line basis from the commencement date to the end of the lease term.

The Company makes significant assumptions and judgments in evaluating its leases. In particular, the Company:

- Evaluates whether a contract contains a lease, by considering factors such as whether the Company obtained substantially all rights to control an identifiable underlying asset and whether the lessor has substantive substitution rights;

- Determines whether contracts contain embedded leases;

- Evaluates leases with similar commencement dates, lengths of term, renewal options or other contract terms, which therefore meet the definition of a portfolio of leases, whether to apply the portfolio approach to such leases;

- Determines for leases that contain a residual value guarantee, whether a payment at the end of the lease term was probable and, accordingly, whether to consider the amount of a residual value guarantee in future lease payments.

Operating Leases

The Company leases facilities and equipment under various noncancellable operating lease agreements with an unrelated party and were set to expire through January 31, 2028, including foreseeable exercisable renewals and extensions. The lease contained variable lease expense relating to common area maintenance charges, that vary from year to year. The Company expenses variable lease expense as incurred.

In July 2023, the Company entered into a lease amendment, which accelerated the lease expiration date on all leases to December 31, 2024, in exchange for revised monthly lease payments of $35,242 for the remaining duration of the lease, as well as an incentive paid to the Company of $500,000 upon signing the amendment, and $500,000 to be paid to the Company 10 days after move out, subject to any rent due on the remaining term, or less any holdover rent. The lease does not contain any variable lease payments. The Company determined that the lease amendment was a modification of the existing lease, due to the change only being the life of the lease. The Company recorded a gain on the modification of the lease of approximately $393,000 related to the reduction of the initial lease.

The Company recognized a lease liability of approximately $118,000 for the new lease, and a deferred gain of approximately $351,000, to be amortized through December 31, 2024, the end of the lease term. During the years ended December 31, 2024, and 2023, the Company amortized $228,856 and $121,879, respectively of the deferred gain on the statements of income.

Lease term and discount rate for operating leases as of December 31, 2023 were as follows:

Weighted average remaining lease term	1 year
Weighted average discount rate	5.03%

The following table summarizes the operating lease right-of-use assets and operating lease liabilities as of December 31:

	2024	2023
Operating lease right-of-use assets	$ -	$ -
Operating lease liabilities:		
Deferred gain on lease termination	-	228,856
Current	-	-
Long-term	-	-
Total operating lease liabilities	$ -	$ 228,856

Below is a summary of income statement impact incurred pertaining to leases during the years ended December 31:

	2024	2023
Operating lease expense	$ 243,758	$ 360,585
Short-term lease expense	16,589	30,158
Lease expense	$ 260,347	$ 390,743
Gain on lease termination	$ (228,856)	$ (515,375)

The following table includes supplemental cash flow and noncash information related to the leases for the years ended December 31:

	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 422,908	$ 528,917
Proceeds from cash incentive for termination	$ 500,000	$ 500,000

In November 2023, the Company entered into a new lease agreement for a new facility, with a commencement date of January 15, 2025, set to expire 130 months from commencement, and requires minimum monthly accelerating payments starting at $138,187 upon commencement. The Company will recognize the right of use asset, and corresponding liability on the commencement date.

At December 31, 2024, the Company had no operating lease commitments.

17. Commitments, Contingencies and Related-Party Transactions

Litigation

The company is the cross-defendant to a lawsuit that of which we believe a loss, should we be unsuccessful, would result in a loss in the range of $750,000 to $6,000,000; the loss is not remote nor do we believe it is currently probable. There was a net preliminary judgment awarded to the defendant of $1,300,000 (which the Company intends to appeal) and the Company along with the other related parties posted a bond of $1,800,000. Of the $1,800,000, a $300,000 payment was required and is currently part of restricted cash. The judgment is not yet final because the punitive damages portion of the case is set for a retrial in September 2025. The Company believes it has valid defenses to the merits of the claim and plans to continue to fight the claim. Currently the Company has recorded the $1,300,000 judgment as a long-term liability given the preliminary judgment posted against the Company (which the Company still intends to appeal).

As of December 31, 2024, one of the Company's stockholders, through the Company, has provided $300,000 in restricted cash to an escrow account, plus two stockholders have provided personal guarantees for up to $1,500,000, to obtain a surety bond. The cash is fully refundable and the bond will be cancelled should the Company prevail at final adjudication of the case, estimated to occur in the first half of 2027.

From time to time, the Company is involved in certain legal matters which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

Purchase obligation

In December 2022, the Company entered into a service agreement with a data provider for technology services for credit. The initial agreement term is for three years with automatic renewals of 1 year, without 180 day notice of termination. The agreement includes fixed fees per processed transaction, and contains escalating minimum fees over the term of the agreement, ranging from $0 to $200,000 per month starting in February 2023. During the years ended December 31, 2024, and 2023, the Company did not meet the minimum by $599,081, and $0 respectively.

As of December 31, 2024, the future minimum obligation under the initial term is as follows:

Year Ending December 31:		
2025	$	2,400,000
2026		200,000
Total	$	2,600,000

18. Reportable Segments

The Company operates its business in two operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM, the Chief Executive Officer, reviews financial information regularly at the consolidated level. Net income (loss) and adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"), a non-GAAP measure, are both used as metrics to evaluate performance of the business in deciding whether to reinvest profits into software development, or into other areas of the Company. The Company believes that Adjusted EBITDA is a useful supplemental measure to evaluate overall operating performance as it measures business performance by focusing on cash related results and it is an important metric to lenders under the Company's Credit Agreement. The most directly comparable GAAP measure to Adjusted EBITDA is net income (loss).

The CODM monitors forecasted versus actual net income (loss) and Adjusted EBITDA results for the purpose of determining the general health of the Company and assessing the performance of the Company as compared to management's expectations. Key operating data for the reportable segments for the years ended December 31, 2024 and 2023 and are set forth in the tables below

	For the Year Ended December 31, 2024			
	Growth – D2C	Core – B2B2C	Other	Total
Revenue	$ 10,465,602	$ 90,962,232	$ 463,733	$ 101,891,567
Less discounts, rebates and chargebacks	(1,136,960)	(7,531,189)	-	(8,668,149)
Revenue, net	$ 9,328,642	$ 83,431,043	$ 463,733	$ 93,223,418
Cost of revenue	1,263,072	10,230,287	298,798	11,792,157
Gross profit	$ 8,065,570	$ 73,200,756	$ 164,935	81,431,261
Sales and marketing				53,016,293
General and administrative				18,224,301
EBITDA				$ **10,190,667**
Net non-operating income/ expense				244,432
Depreciation and amortization				(5,570,034)
Net interest income/expense				(2,800,146)
Taxes				(149,304)
Net income				$ 1,915,615

	For the Year Ended December 31, 2023			
	Growth – D2C	Core – B2B2C	Other	Total
Revenue	$ 9,635,592	$ 81,433,386	$ 459,763	$ 91,528,741
Less discounts, rebates and chargebacks	(985,216)	(6,188,302)	-	(7,173,518)
Revenue, net	$ 89,650,376	$ 75,245,084	$ 459,763	$ 84,355,223
Cost of revenue	824,823	9,055,954	111,494	9,992,271
Gross profit	$ 7,825,553	$ 66,189,130	$ 348,269	74,362,952
Sales and marketing				47,216,366
General and administrative				20,960,728
EBITDA				$ **6,185,858**
Net non-operating income/ expense				481,033
Depreciation and amortization				(4,750,353)
Net interest income/expense				(2,073,034)
Taxes				788,384
Net income				$ 631,888

All revenue and long lived assets are derived and located from one geographical area, the United States.

19. Related Party Transactions

The Company maintains corporate credit cards, personally guaranteed by a stockholder, with credit limits in excess of $10,000,000. The Board of Directors approved that all corporate credit card points and benefits will revert to the stockholder, for their personal guarantee of the credit card. The credit cards offer a cash-back feature of 2% on all transactions. For the years ended December 31, 2024 and 2023 , the cash-back the stockholder directly received were approximately $1,200,000, and $1,100,000, respectively.

The Company has a revolving line of credit agreement with a stockholder. See Note 6.

20. Subsequent Events

In January 2025, the lease on the Company's new facility commenced, and the Company recorded a operating lease liability of $14,638,953, a right of use asset of $9,536,673, and leasehold improvements through tenant incentives of $5,102,280. The new lease requires escalating cash payments starting at $138,188 Through October 2034.

In March 2025, the Company converted the equipment line of credit into a equipment note payable with the lender for $564,038 with an interest rate of 8.17% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $17,719 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

In January 2025, the Company issued 14,866,940 shares of Series A Voting Common Stock as advanced payment for financial advisory services related to a direct public offering.





DocuSign Envelope ID: 5374DBBB-B488-45C1-8506-A6579BCB4DD6

Filed in the Office of	Business Number C19043-2003
FVAguilar	Filing Number 20233692438
Secretary of State State Of Nevada	Filed On 12/8/2023 2:58:00 PM
	Number of Pages 13

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: CONSUMERDIRECT, INC.

Entity or Nevada Business Identification Number (NVID): NV20031423911

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 88%

Or ☐ No action by stockholders is required, name change only.

☐ Officer's Statement (foreign qualified entities only) -
Name in home state, if using a modified name in Nevada: ____

Jurisdiction of formation: ____

Changes to takes the following effect:

☐ The entity name has been amended. ☐ Dissolution
☐ The purpose of the entity has been amended. ☐ Merger
☐ The authorized shares have been amended. ☐ Conversion
☐ Other: (specify changes)

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) (attach additional page(s) if necessary)
6. Signature: (Required)	DocuSigned by: X David B. Coulter C346276384B54FB Signature of Officer or Authorized Signer — Title: CEO X ____________ Signature of Officer or Authorized Signer — Title: *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CONSUMERDIRECT, INC.

The undersigned, David Coulter, hereby certifies that:

1.   He is the President and Chief Executive Offer of CONSUMERDIRECT, INC., a Nevada corporation (the "Corporation").

2.   He has been authorized to sign these Amended and Restated Articles of Incorporation (these "Articles") by resolution of the Board of Directors of the Corporation adopted on the date signed below, and these Articles correctly set forth the text of the Corporation's Articles of Incorporation as amended to the date of these Articles.

3.   These Articles were duly adopted in accordance with Sections 78.390 and 78.403 of the Nevada Revised Statutes, and restate, integrate and further amend the provisions of the Corporation's Articles of Incorporation as amended to the date of these Articles.

4.   The Articles of Incorporation of the Corporation, as amended to date, are further amended and restated in their entirety to read in full as follows:

***

ARTICLE ONE: NAME

The name of this corporation (hereinafter the "Corporation") is as follows:

ConsumerDirect, Inc.

ARTICLE TWO: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada, as amended from time to time. The Corporation shall have perpetual existence.

ARTICLE THREE: LIMITATION OF DIRECTORS' LIABILITY

The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the laws of the State of Nevada, as the same may be amended and supplemented. Any repeal or modification of the foregoing provision of this Article Three by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of such repeal or modification.

ARTICLE FOUR: INDEMNIFICATION

The Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under the Nevada Revised Statutes from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the Nevada Revised Statutes, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE FIVE: CAPITAL STOCK

Unless otherwise indicated, references to "Sections" or "Subsections" in this Article Five refer to sections and subsections of this Article Five.

A.   **Number of Authorized Shares; Par Value**. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is five billion (5,000,000,000) shares, of which four billion (4,000,000,000) shares shall be designated Common Stock, $0.001 par value per share, and one billion (1,000,000,000) shares shall be designated Preferred Stock, $0.001 par value per share. The total number of authorized shares of Common Stock or Preferred Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

B.   **Common Stock**. The rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock are as follows:

1.   General. The Common Stock shall consist of two series designated as "Series A Voting Common Stock" and "Series B Non-Voting Common Stock". The Corporation is authorized to issue two billion (2,000,000,000) shares of Series A Voting Common Stock, having a par value of $0.001 per share, and two billion (2,000,000,000) shares of Series B Non-Voting Common Stock, having a par value of $0.001 per share. The Series A Voting Common Stock and the Series B Non-Voting Common Stock shall have identical rights other than with respect to voting rights as set forth herein, and for all other purposes under these Articles of Incorporation, the Series A Voting Common Stock and the Series B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. Upon the effectiveness of these Amended and Restated Articles of Incorporation, every share of the Corporation's Common Stock issued and outstanding as of the filing hereof shall, automatically and without any action on the part of any holder thereof, be redesignated one share of Series A Voting Common Stock, with the relative rights, and the qualifications, limitations, and restrictions set forth in these Amended and Restated Articles of Incorporation.

2.   Voting Rights.

(A)   *Series A Voting Common Stock*. Except as otherwise required by law or these Articles of Incorporation, the holders of the Series A Voting Common Stock shall possess

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exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(B)   *Series B Non-Voting Common Stock.* Except as otherwise required by law, shares of Series B Non-Voting Common Stock shall be non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Series B Non-Voting Common Stock at a meeting of the holders of Series B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Articles of Incorporation or by laws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock. Notwithstanding anything else to the contrary in these Amended and Restated Articles of Incorporation, except as expressly set forth in the preceding sentence or as otherwise required by law, shares of Series B Non-Voting Common Stock are specifically denied voting power and the holders thereof, as such, are specifically denied the right to vote on any matter pursuant to or arising under Nevada Revised Statutes Sections 78.2055(3), 78.207(3), 78.390(2), or Chapter 92A.

3.   Dividends. Subject to any prior rights of holders of any classes of Preferred Stock at the time outstanding having prior rights as to dividends, and subject to such other limitations as provided in these Amended and Restated Articles of Incorporation or by law, the holders of the Common Stock shall be entitled to receive, if, when and as declared by the Board of Directors of this Corporation (the "Board"), out of any assets legally available therefor, such dividends as may be declared from time to time by the Board. Such dividends on the Common Stock shall not accrue nor shall such dividends be cumulative.

4.   Liquidation, Dissolution or Winding-Up. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section D.2.

5.   Conversion of Voting Common Stock. The shares of Series A Voting Common Stock shall be convertible into shares of Series B Non-Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder thereof. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Series A Voting Common Stock, together with written notice by the holder of such Series A Voting Common Stock, stating that such holder desires to convert the shares of Series A Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Corporation's Series B Non-Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Series B Non-Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Series B Non-Voting Common Stock issuable upon such conversion, and the corporation will deliver to the converting holder a certificate representing any Series A Voting Common Stock shares which were represented by the certificate or certificates

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delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

      6.   Subdivisions or Combinations. If the Corporation in any manner subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) or combines (by any reverse stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Series A Voting Common Stock, then the outstanding shares of Series B Non-Voting Common Stock will be subdivided or combined in the same proportion and manner. If the Corporation in any manner subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) or combines (by any reverse stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Series B Non-Voting Common Stock, then the outstanding shares of Series A Voting Common Stock will be subdivided or combined in the same proportion and manner.

      C.   **Preferred Stock**. The Board of Directors is authorized, subject to limitations prescribed by law and subject to the other limitations as provided in these Articles, to provide for the issuance of the shares of Preferred Stock in series, and by filing these Articles pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

      1.   The number of shares constituting that series and the distinctive designation of that series;

      2.   The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

      3.   Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

      4.   Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

      5.   Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

      6.   The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

      7.   Any other relative rights, preferences and limitations of that series.

D. **Rights, Preferences and Restrictions of Series A-1 Preferred Stock**. Seven Hundred Seventy-Nine Million Nine Hundred Eighty-Three Thousand Two Hundred Sixty-Five (779,983,265) shares of the Preferred Stock are hereby designated as "Series A-1 Preferred Stock," shares, $0.001 par value per share, and shall have an initial issue price of $0.00603 per share (the "Series A-1 Original Issue Price").

1. **Dividends**. The holders of shares of Series A-1 Preferred Stock shall be entitled, if, when and as declared by the Board of Directors, out of any assets legally available therefor, to participate pro rata with the holders of Common Stock in any dividends paid on the Common Stock on an as-if-converted to Common Stock basis. Such dividends on the Series A-1 Preferred Stock shall not accrue nor shall such dividends be cumulative.

2. **Liquidation, Dissolution or Winding-Up**.

(A) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the Series A-1 Original Issue Price per share (as proportionally adjusted for any stock splits, stock dividends, reclassifications or the like with respect to such shares) plus all accrued but unpaid dividends on each such share then held by each such holder (the aggregate amount of such payments shall be referred to herein as the "Series A-1 Liquidation Preference"). If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full Series A-1 Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(B) After payment to the holders of the Series A-1 Preferred Stock of the Series A-1 Liquidation Preference, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

(C) For purposes of this Section D.2 (i) any sale, merger, consolidation or other form of corporate reorganization (other than a merger effected exclusively for the purpose of changing the domicile of the corporation) in which the stockholders of the Corporation immediately prior to such sale, merger, consolidation or reorganization (and prior to any acquisition of shares of stock of the Corporation effected in connection with such sale, merger, consolidation or reorganization), own less than fifty percent (50%) of the Corporation's voting power (or, if the Corporation is not the surviving corporation, less than fifty percent (50%) of the voting power of the surviving entity in such sale, merger, consolidation or reorganization) immediately after such sale, merger, consolidation or reorganization; or (ii) a sale, lease, license, transfer or other disposition of all or substantially all of the assets or intellectual property of the Corporation (any such transaction set forth in (i) or (ii) above, shall be referred to as a "Deemed Liquidation Event"), shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of the Series A-1 Preferred Stock and the Common Stock to receive, at the closing of such acquisition or sale, cash, securities or other property (valued as provided in Section D.2(D) below) in the amounts as specified in Sections D.2(A) and D.2(B) above.

(D)   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors; provided that any securities shall be valued as follows:

(i)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) days prior to the closing of such transaction;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sales prices (whichever is applicable) of such securities over the 30-day period ending three (3) days prior to the closing of such transaction; and

(3)   If there is no active public market, the value shall be determined in good faith by the Board of Directors.

(ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value as determined pursuant to clause (ii) above so as to reflect the approximate fair market value thereof.

3.   **Voting Rights**. Except as otherwise expressly provided herein or as required by law, the holder of each share of the Series A-1 Preferred Stock shall be entitled to the number of votes equal to five (5) times the number of shares of Series A Voting Common Stock into which such shares of Series A-1 Preferred Stock could be converted, and each share of Series A-1 Preferred Stock shall have voting rights and powers equal to the voting rights and powers of the Series A Voting Common Stock (except as otherwise expressly provided herein, including without limitation the five (5) times voting rights of the Series A-1 Preferred Stock, or as required by law), voting together with the Series A Voting Common Stock as a single class on an as-converted basis, and shall be entitled to notice of any stockholders' meeting in accordance with the by laws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half being rounded upward).

4.   **Protective Provisions.**

(A)   Series A-1 Protective Provisions. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Corporation in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

5. **Conversion.** The holders of the Series A-1 Preferred Stock shall have conversion rights as follows:

(A) **Voluntary Conversion**. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of validly issued, fully paid and nonassessable shares of Series A Voting Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below), determined as hereafter provided, in effect on the date of conversion. The conversion price per share applicable to the Series A-1 Preferred Stock (the "Series A-1 Conversion Price") shall initially be equal to the Series A-1 Original Issue Price for such share, provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in this Section D.5.

(B) **Mechanics of Conversion**. Before any holder of Series A-1 Preferred Stock shall be entitled to convert the same into shares of Series A Voting Common Stock pursuant to Section D.5(A) above, such holder shall surrender the certificate or certificates therefore (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), duly endorsed, at the office of this Corporation or of any transfer agent for such Series A-1 Preferred Stock, and give written notice to this Corporation at its principal corporate office of such holder's election to convert the same, and shall state therein the name or names in which the certificate or certificates for shares of Series A Voting Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A-1 Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Series A Voting Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A-1 Preferred Stock to be converted, and the person or persons entitled to receive the shares of Series A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Series A Voting Common Stock as of such date.

(C) **Adjustments for Splits and Dividends**. In the event the Corporation should at any time or from time to time following the effectiveness of these Amended and Restated Articles of Incorporation fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Series A-1 Conversion Price shall be appropriately decreased so that the number of shares of Series A Voting Common Stock issuable on conversion of each share of Series A-1 Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(D)   **Adjustments for Combinations**. If the number of shares of Common Stock outstanding at any time after the effectiveness of these Amended and Restated Articles of Incorporation is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Series A-1 Conversion Price shall be appropriately increased so that the number of shares of Series A Voting Common Stock issuable on conversion of each share of Series A-1 Preferred Stock shall be decreased in proportion to such decrease of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(E)   **Other Distributions**. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights to purchase or receive securities of other persons, then, in each such case for the purpose of this Section D.5(E), the holders of the Series A-1 Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Series A Voting Common Stock of this Corporation into which their shares of Series A-1 Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this Corporation entitled to receive such distribution.

(F)   **Recapitalizations**. If at any time or from time to time there shall be a recapitalization of the Common Stock or capital reorganization, merger or consolidation of the Corporation with or into another corporation or another entity or person (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section D.5 or Section D.2 hereof), provision shall be made so that each holder of Series A-1 Preferred Stock shall thereafter be entitled to receive upon conversion of such series the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Series A Voting Common Stock deliverable upon conversion would have been entitled on such recapitalization, capital reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section D.5 with respect to the rights of the holders of the Series A-1 Preferred Stock after the recapitalization to the end that the provisions of this Section D.5 (including any applicable adjustment of the Series A-1 Conversion Price then in effect and the number of shares purchasable upon conversion of such series) shall be applicable after that event as nearly equivalent as may be practicable.

(G)   **No Impairment**. The Corporation will not, by amendment of these Amended and Restated Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section D.5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A-1 Preferred Stock against impairment.

(H)   **No Fractional Shares and Certificate as to Adjustments**.

(i)   No fractional shares shall be issued upon the conversion of any share or shares of the Series A-1 Preferred Stock. Whether fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A-1 Preferred Stock the holder thereof is at the time converting into Series A Voting Common Stock and the number of shares of Series A Voting Common Stock issuable upon such aggregate conversion. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Series A Voting Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

(ii)   Upon the occurrence of each adjustment or readjustment of the Series A-1 Conversion Price pursuant to this Section D.5, this Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Series A-1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Series A-1 Conversion Price at the time in effect, and (C) the number of shares of Series A Voting Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series A-1 Preferred Stock, as applicable.

(I)   **Notices of Record Date**.   In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this Corporation shall mail to each holder of Series A-1 Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(J)   **Reservation of Stock Issuable upon Conversion**.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Series A-1 Preferred Stock, such number of its shares of Series A Voting Common Stock as shall from time to time be sufficient to effect a conversion of all outstanding shares of such series, and if at any time the number of authorized but unissued shares of Series A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series, the Corporation shall immediately seek such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series A Voting Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation.   In the event of a consolidation or merger of the Corporation with another corporation in which the Corporation is not the surviving corporation, effective provisions shall be made in the certificate or articles of incorporation, merger or consolidation, or otherwise of the surviving corporation so that such corporation will at all times reserve and keep available a sufficient number of shares of Series A Voting Common Stock or other securities or property to provide for the conversion of the Series A-1 Preferred Stock in accordance with the provisions of this Section D.5.

6.   **Redeemed or Otherwise Acquired Shares**.   Any shares of Series A-1 Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or

transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A-1 Preferred Stock following redemption.

7. **Waiver**. Any of the rights, powers, preferences and other terms of the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of Series A-1 Preferred Stock then outstanding.

8. **Notices**. Any notice required or permitted by the provisions of this Article Five to be given to a holder of shares of Series A-1 Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission..

ARTICLE SIX: RIGHT TO AMEND

Except as otherwise indicated in these Amended and Restated Articles of Incorporation (including but not limited to Article Three and Section D.4 of Article Five hereof), the Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Amended and Restated Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this Article Six.

ARTICLE SEVEN: BY LAWS

By laws of this Corporation may be adopted by the Board, which shall also have the power to alter, amend or repeal the same from time to time as permitted under Nevada law.

***

5. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors.

6. The number of shares of the Corporation's stock outstanding and entitled to vote on the foregoing Amended and Restated Articles of Incorporation was 311,593,192 shares of Common Stock and 779,983,265 shares of Series A-1 Preferred Stock. The number of shares consenting to, approving and voting in favor of the foregoing changes and amendments equaled or exceeded the vote required, such required vote being a majority of the voting power of the outstanding shares of Common Stock and the Series A-1 Preferred Stock, voting together as a single class on an as-converted basis.

*   *   *   *

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on this _5th_ day of December 2023.

DocuSigned by:

David B. Coulter

C346276384B54FB...

David Coulter
President and Chief Executive Officer

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AMENDED BY-LAWS
OF
CONSUMERDIRECT, INC.
A NEVADA CORPORATION

ARTICLE I
OFFICES

Section l.1. Principal Office. The principal office for the transaction of business of the corporation is hereby fixed and located at 2983 Michelson Drive, Irvine, CA 92612. The location may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

Section 1.2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II
DIRECTORS - MANAGEMENT

Section 2.1. Responsibility of Board of Directors. Subject to the provisions of Chapter 78 of the Nevada Revised Statutes (the "General Corporation Law") and to any limitations in the Articles of Incorporation of the corporation relating to action required to be approved by the shareholders of the corporation, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

Section 2.2. Number and Qualification of Directors. The authorized number of Directors shall be FIVE until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this By-Law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 2.3. Election and Term of Office of Directors. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 2.4. Vacancies.

2.4.1.   Vacancies in the Board of Directors must be filled by the shareholders, either at a special meeting called for such purpose, or by written consent executed by shareholders holding at least a majority of the voting power of the issued and outstanding stock entitled to vote, in which case such Director shall fill such vacancy for the remaining unexpired term of the Director so removed.

2.4.2.   A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director.

2.4.3.   No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 2.5. Removal of Directors. Any or all of the Directors may be removed at any time, with or without cause, and with or without notice, by a vote of the holders of two-thirds of the voting power of the issued and outstanding stock entitled to vote, in person, by proxy, or by written consent. Any vacancy created by the removal of a Director shall be filled in accordance with Section 2.4 of these By-Laws.

Section 2.6. Notice, Place and Manner of Meetings. Meetings of the Board of Directors may be called by the Chairman of the Board, or the President, or any Vice President, or the Secretary, or any two Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

Section 2.7. Special Meetings - Notices - Waivers.

2.7.1.   Special meetings of the Board may be called at any time by any of the aforesaid officers, *i.e.*, by the Chairman of the Board or the President or any Vice President or the Secretary or any two (2) Directors.

2.7.2.   Notice of the time and place of any special meeting shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or facsimile transmission at least forty-eight (48) hours in advance of the special meeting. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four days prior to the time of the holding of the meeting. Such mailing, facsimile transmission, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

2.7.3. When all of the Directors are present at any Directors' meeting, however called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority of the Directors are present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minutes thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, or, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lack of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 2.8. Directors Action by Unanimous Written Consent. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 2.9. Quorum. A majority of the number of Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 2.10. Voting. Except as otherwise required or provided for by these By-Laws, all matters subject to a vote of the directors shall pass by a majority of the directors, including proxies, then voting. A tie vote shall be broken by the vote of the Chairman of the Board.

Section 2.11. Notice of Adjournment. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 2.12. Compensation of Directors. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board, directors may be compensated by cash, equity, or any other consideration (or any combination of the foregoing), a fixed sum and expense reimbursement for their service as Directors and attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 2.13. Committees. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two or more members of the Board, and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by statute.

Section 2.14. Advisory Directors. The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

Section 2.15. Resignations. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III
OFFICERS

Section 3.1. Officers. The Officers of the corporation shall be a Chief Executive Officer, a Secretary, and a Chief Financial Officer. The corporation shall also have a Chairman of the Board, and may also have, at the discretion of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article III. Any number of offices may be held by the same person.

Section 3.2. Election. The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Section 3.3 or Section 3.5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3.3. Subordinate Officers, Etc. The Board of Directors may appoint such other Officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the Board of Directors may from time to time determine.

Section 3.4. Removal and Resignation of Officers.

3.4.1. Subject to the rights, if any, of an Officer under any contract of employment, and subject to the terms of these By-Laws any Officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting of the Board, or, except in case of an Officer chosen by the Board of Directors, by any Officer upon whom such power of removal may be conferred by the Board of Directors.

3.4.2. Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

Section 3.5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to that office.

Section 3.6. Chairman of the Board. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws. If there is no Chief Executive Officer, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 3.7 of this Article III.

Section 3.7. Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the Chief Executive Officer of the corporation shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The Chief Executive Officer shall be *ex officio* a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of a president of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the By-Laws.

Section 3.8. Vice President. In the absence or disability of the Chief Executive Officer, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of

Directors or the By-Laws.

Section 3.9. Secretary.

3.9.1.   The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

3.9.2.   The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the Shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

3.9.3.   The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By-Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 3.10. Chief Financial Officer.

3.10.1.   The Chief Financial Officer, or designee, shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any Director.

3.10.2.   This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors or Chief Executive Officer, shall render to the Chief Executive Officer and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-Laws.

ARTICLE IV
SHAREHOLDERS' MEETINGS

Section 4.1. Place of Meetings. All meetings of the Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location to be designated for that purpose from time to time by the Board of Directors.

Section 4.2. Special Meetings.

4.2.1. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, a Vice President, the Secretary, or by one or more Shareholders holding not less than twenty percent (20%) of the voting power of the corporation. Except as next provided, notice shall be given as for the annual meeting.

4.2.2. Upon receipt of a written request addressed to the Chairman of the Board, the Chief Executive Officer, or the Secretary of the Company, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given to all Shareholders entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not fewer than twenty (20) nor more than fifty (50) days after the receipt of such request. If such notice is not given within ten (10) days after receipt of such request, the persons calling the meeting may give notice thereof in the manner provided by these By-Laws or apply to the Superior Court as may be provided by statute.

Section 4.3. Notice of Meetings - Reports.

4.3.1. Notice of meetings, annual or special, shall be given in writing not fewer than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there be no such Officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

4.3.2. Such notices or any reports shall be given personally or by mail or other means of written communication as provided by applicable statute and shall be sent to the Shareholder's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of notice, and in the absence thereof, as provided in Sec. 601 of the Code.

4.3.3. Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (l) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which the Board at date of mailing, intends to present for action by the Shareholders. At

any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.

        4.3.4.   Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication including email. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

        4.3.5.   When a meeting is adjourned for forty-five days (45) or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which such adjournment is taken.

        Section 4.4. Waiver of Notice or Consent by Absent Shareholders. The transactions of any meeting of Shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as may be provided by statute.

        Section 4.5. Shareholders Acting Without a Meeting - Directors. Any action which may be taken at a meeting of the Shareholders, may be taken at any time and without a meeting or notice of meeting, if authorized by a majority of voting power of all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation.

        Section 4.6. Other Actions Without a Meeting.

        4.6.1.   Unless otherwise provided by statute or the Articles, any action which may be taken at any meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

        4.6.2.   Any Shareholder giving a written consent, or the Shareholder's proxy-holders, or a transferee of the shares of a personal representative of the Shareholder or their respective proxy-holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

Section 4.7. Quorum.

4.7.1.   The holders of a majority of the shares by voting power entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

4.7.2.   If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

Section 4.8. Voting.

4.8.1.   Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

4.8.2.   A "disqualified person" within the meaning of applicable statute shall have no power to vote.

4.8.3.   4.8.4 Unless otherwise provided in the Articles, each Shareholder entitled to vote at any meeting of Shareholders shall be entitled to one vote for each share of stock held by such Shareholder, which share of stock has voting power upon the matter in question. If the Articles provide for more or less than one vote for any share of stock on any matter, every reference in these By-laws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock. Unless otherwise required by law or the Articles, the election of directors and any other matter brought before any meeting of Shareholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

4.8.5.   The Board of Directors may fix a time in the future not exceeding sixty (60) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment or rights, or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, or to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 4.9. Organization. The Chief Executive Officer, or in the absence of the Chief Executive Officer, any Vice President, shall call the meeting of the Shareholders to order, and shall act as chairman of the meeting. In the absence of the Chief Executive Officer and all of the Vice Presidents, Shareholders shall appoint a chairman for such meeting. The Secretary of the corporation shall act as secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding Officer may appoint any person to act as Secretary of the meeting.

ARTICLE V
CERTIFICATES AND TRANSFER OF SHARES

Section 5.1. Certificates for Shares. Shares of the corporation's stock may be certified or uncertified, as provided under Nevada law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Nevada, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation."

Section 5.2. Transfer on the Books. Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5.3. Lost or Destroyed Certificates. Except as provided in this Section 5.3, no new certificates for shares or uncertified shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertified shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertified shares

Section 5.4. Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 5.5. Closing Stock Transfer Books - Record Date.

5.5.1.   In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor fewer than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action.

5.5.2.   If no record date is fixed, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

5.5.3.   The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 5.6. Legend Condition. The share certificates of this corporation shall contain an appropriate legend setting forth the restrictions on the transfer of shares of the corporation.

The person or persons issuing or transferring said shares shall make sure said legend appears on the certificate and shall not be required to transfer any shares free of such legend.

ARTICLE VI
RECORDS - REPORTS - INSPECTION

Section 6.1. Records. The corporation shall maintain adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office, as fixed by the Board of Directors from time to time.

Section 6.2. Inspection of Books and Records. All books and records shall be open to inspection of the Directors and Shareholders from time to time in the manner provided by applicable statute.

Section 6.3. Certification and Inspection of By-Laws. The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporation's principal executive office and shall be open to inspection by the Shareholders of the corporation at all reasonable times during office hours.

Section 6.4. Checks, Drafts, Etc. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 6.5. Contracts and Documents -- How Executed. The Board of Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount.

ARTICLE VII
AMENDMENTS TO BY-LAWS

Section 7.1. Amendment by Shareholders. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote by voting power; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation.

Section 7.2. Powers of Directors. Subject to the right of the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 7.l of this Article VII, and the limitations set by applicable statute, the Board of Directors may adopt, amend or repeal any of these By-Laws, other than a By-Law or amendment thereof changing the authorized number of Directors.

Section 7.3. Record of Amendments. Whenever an amendment or new By-Law is adopted, it shall be copied in the book of By-Laws with the original By-Laws, in the appropriate place. If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written asset was filed shall be stated in said book.

ARTICLE VIII
MISCELLANEOUS

Section 8.1. Representation of Shares in Other Corporations. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 8.2. Subsidiary Corporations. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one or more subsidiaries.

Section 8.3. Indemnification and Liability.

8.3.1. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under applicable law.

8.3.2. The corporation may indemnify agents of the corporation for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by applicable statute.

Section 8.4. Accounting Year. The accounting year of the corporation shall be the calendar year unless otherwise fixed by resolution of the Board of Directors.

[end of By-laws]

CERTIFICATE OF ADOPTION OF BY-LAWS

ADOPTION BY BOARD OF DIRECTORS.

The undersigned, constituting all of the members of the board of directors of the above named corporation, hereby adopt the same as the By-Laws of said corporation and repeal all previous By-Laws, effective as of May 2, 2025.

Signed by:
C346276384B54FB...
DAVID B. COULTER

DocuSigned by:
C3F0683338074C4...
ERIC TAYLOR

DocuSigned by:
Rachelle Alexander
F3398CBF8DB6431...
RACHELLE ALEXANDER

Signed by:
9CC153C2EF2649B...
JIMENA CORTES

CERTIFICATE BY SECRETARY

I DO HEREBY CERTIFY AS FOLLOWS:

That I am the duly elected, qualified and acting Secretary of ConsumerDirect, Inc., a Nevada corporation, that the foregoing By-Laws were adopted as the By-Laws of said corporation on the date set forth above by the board of directors of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand on 5/2/2025.

DocuSigned by:
Rachelle Alexander
F3398CBF8DB6431...

Rachelle Alexander, Secretary